   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1997

                                                REGISTRATION NO. 333-31281

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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                     CRESCENDO PHARMACEUTICALS CORPORATION
      (EXACT NAME OF REGISTRANT ON FORM S-1 AS SPECIFIED IN ITS CHARTER)

        DELAWARE                   8521214                     77-0460388
     (STATE OR OTHER          (PRIMARY STANDARD             (I.R.S. EMPLOYER
     JURISDICTION OF             INDUSTRIAL                IDENTIFICATION NO.)
    INCORPORATION OR         CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                              1454 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304

                              (650) 494-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                               DAVID R. HOFFMANN
                            VICE PRESIDENT, FINANCE
                     CRESCENDO PHARMACEUTICALS CORPORATION
                              1454 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304

                              (650) 494-5600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

                                   COPY TO:
                                SARAH A. O'DOWD
                        HELLER EHRMAN WHITE & MCAULIFFE
                             525 UNIVERSITY AVENUE
                          PALO ALTO, CALIFORNIA 94301

                        TELEPHONE: (650) 324-7000

                        FACSIMILE: (650) 324-0638

                                --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable following the effectiveness of this Registration
                                  Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

                               [ALZA LETTERHEAD]

                                                                August   , 1997

Dear Stockholder or Debenture Holder:

  I am pleased to send you the attached Prospectus concerning Crescendo Pharmaceuticals Corporation and notify you of the special distribution of shares of Crescendo Class A Common Stock to the holders of Common Stock of ALZA Corporation, the holders of ALZA's outstanding 5% convertible subordinated debentures due 2006 and the holders of ALZA's outstanding 5 1/4% zero coupon convertible subordinated debentures due 2014. Holders of ALZA Common Stock, 5% Debentures and 5 1/4% Debentures at the close of business on
August   , 1997, the record date for this distribution, will receive one share of Crescendo Class A Common Stock (a Crescendo Share) for each 20 shares of
ALZA Common Stock, one Crescendo Share for each    shares of ALZA Common Stock
into which the 5% Debentures are convertible, and one Crescendo Share for each shares of ALZA Common Stock into which the 5 1/4% Debentures are convertible.

  We expect the stock certificates for the Crescendo Shares to be mailed on or
about           , 1997. Application has been made for the Crescendo Class A
Common Stock to be quoted on the Nasdaq National Market under the symbol
"CNDO."

  Crescendo has been formed by ALZA to develop human pharmaceutical products for commercialization, most likely through licensing to ALZA. ALZA will contribute $300 million to Crescendo for the development of products. ALZA will have the option to license any products developed by Crescendo and an option to purchase all of the Crescendo Shares.

  Crescendo's product development activities will take place under a development agreement with ALZA. It is currently expected that a majority of Crescendo's funds will be directed toward continuing the development of seven products, the development of which was commenced by ALZA and Therapeutic Discovery Corporation (TDC): OROS(R) oxybutynin; DUROS(TM) leuprolide; OROS(R) methylphenidate; IUTS progesterone; D-TRANS(TM) testosterone matrix; E-TRANS(TM) LHRH; and E-TRANS(TM) (skin interface technology) insulin. Crescendo is also expected to fund the development of additional products incorporating ALZA's proprietary drug delivery systems. In addition, Crescendo may fund the development of pharmaceutical products in therapeutic categories of interest to ALZA that do not use ALZA's drug delivery technology, but that complement ALZA's product pipeline or otherwise provide a significant commercialization opportunity for ALZA.

  Until 1993, ALZA's business consisted almost exclusively of a client-sponsored/royalty-based product development business. As discussed in the attached Prospectus, in 1993 ALZA made a major commitment to a new business focused on the development and commercialization of pharmaceutical products by ALZA. In furtherance of this strategy, ALZA formed TDC to develop and commercialize, most likely through licensing to ALZA, products incorporating ALZA's drug delivery systems.

  Shortly after the formation of TDC, ALZA established its sales and marketing division, ALZA Pharmaceuticals. In 1994, ALZA Pharmaceuticals launched Testoderm(R). In late 1995, ALZA entered into an agreement with U.S. Bioscience, Inc. to market Ethyol(R), and that product was introduced by ALZA Pharmaceuticals in the spring of 1996. Through its sales force of approximately 65 people, ALZA Pharmaceuticals now markets Ethyol(R), Testoderm(R), Testoderm(R) with Adhesive and Mycelex(R) Troche; and co-promotes Duragesic(R), Hexalen(R), NeuTrexin(R) and the ENACT AirWatch(TM) System.

  ALZA's growing product commercialization business offers its security holders the potential rewards inherent in the direct commercialization of pharmaceutical products by ALZA, but the development of these products requires the investment of substantial resources in product selection and development. When ALZA develops products for commercialization by ALZA, it must bear most or all of the risks and expenses of product development, but also has the opportunity to retain all or most of the gross margin resulting from product sales.

Therefore, the risk-reward profile for this business is significantly different from that of ALZA's traditional client-sponsored business, in which ALZA's clients bear most of the expenses and risks associated with product development, and ALZA receives its benefits in the form of royalties and fees based on sales by its clients of the products developed with ALZA.

  We are very enthusiastic about our progress to date in pursuing ALZA's growing product commercialization business, and about the possibility of Crescendo helping to expand this business through the development of products for commercialization by ALZA.

  The Prospectus contains important information about the distribution and about the proposed business of Crescendo. I encourage you to read it carefully. Holders of ALZA Common Stock and Debentures on the record date for the distribution are not required to take any action to participate in the distribution. ALZA is not soliciting your proxy because stockholder approval of this distribution is not required.

Sincerely,

[signature to come]
Dr. Ernest Mario
Co-Chairman and Chief Executive Officer

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED AUGUST 20, 1997

PROSPECTUS

                     CRESCENDO PHARMACEUTICALS CORPORATION

                              CLASS A COMMON STOCK

  Shares of callable Class A Common Stock ("Crescendo Shares") of Crescendo Pharmaceuticals Corporation ("Crescendo") will be distributed (the "Distribution") by ALZA Corporation ("ALZA") to the holders of record (the "Holders") at the close of business on August , 1997 (the "Record Date") of
(i) ALZA Common Stock ("ALZA Common Stock"), (ii) ALZA's outstanding 5% convertible subordinated debentures due 2006 (the "5% Debentures") and (iii) ALZA's outstanding 5 1/4% zero coupon convertible subordinated debentures due 2014 (the "5 1/4% Debentures" and, together with the 5% Debentures, the "Debentures"). Each Holder will receive one Crescendo Share for every 20 shares of ALZA Common Stock held on the Record Date, one Crescendo Share for every shares of ALZA Common Stock into which the Holder's 5% Debentures held on the
Record Date are convertible and one Crescendo Share for every     shares of
ALZA Common Stock into which the Holder's 5 1/4% Debentures held on the Record Date are convertible. The Distribution will result in all of the then outstanding Crescendo Shares being distributed to the Holders. Assuming that shares of ALZA Common Stock are outstanding on the Record Date,
approximately     Crescendo Shares are expected to be issued in the
Distribution, of which approximately     shares will be issued to Holders of
ALZA Common Stock,     shares will be issued to Holders of 5% Debentures and
    shares will be issued to Holders of 5 1/4% Debentures, without regard to cash to be distributed in lieu of fractional shares. After the Distribution, ALZA will hold 1,000 shares of Crescendo Class B Common Stock, representing all of the authorized shares of such class. Prior to the Distribution, ALZA will contribute $300 million in cash to Crescendo.

  The Distribution is expected to be taxable to the Holders of ALZA Common Stock and to the Holders of Debentures. See "Federal Income Tax Considerations." The mailing of certificates representing the Crescendo Shares is expected to take place on or about August , 1997, subject to certain conditions specified in the Distribution Agreement between ALZA and Crescendo dated as of August , 1997.

  There has been no previous public market for the Crescendo Shares. Application has been made for the Crescendo Shares to be quoted on the Nasdaq National Market under the symbol "CNDO."

  ALZA will have the option to purchase all (but not less than all) of the outstanding Crescendo Shares at a price determined in accordance with a formula specified in Crescendo's Restated Certificate of Incorporation (the "Purchase Option Exercise Price") at any time from and after the Distribution until the earlier of January 31, 2002 (unless extended pursuant to the terms contained in Crescendo's Restated Certificate of Incorporation) and the 60th day after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds (as defined in the Glossary) remaining, accompanied by a report of Crescendo's independent auditors. The Purchase Option Exercise Price may be paid by ALZA in cash, ALZA Common Stock or any combination of cash and ALZA Common Stock in ALZA's discretion. See "The Agreements and the Purchase Option--Purchase Option."

  Stockholders and Debenture holders of ALZA with inquiries regarding the Distribution should contact ALZA Corporation, Corporate and Investor Relations, 950 Page Mill Road, P.O. Box 10950, Palo Alto, California 94303-0802; telephone
(650) 494-5222.

                                  -----------

   THE CRESCENDO SHARES DISTRIBUTED HEREUNDER INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 16.

                                  -----------

  NO APPROVAL  OF THE  DISTRIBUTION BY STOCKHOLDERS  OR DEBENTURE  HOLDERS OF
    ALZA IS  REQUIRED OR  SOUGHT. NO PROXY  IS REQUESTED  AND NO  ACTION IS
      REQUIRED WITH RESPECT TO THE DISTRIBUTION.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECURI-
    TIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION  PASSED
     UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS    , 1997.

                               EXPLANATORY NOTE

  This Prospectus assumes that ALZA Corporation has exercised its option to purchase all of the outstanding shares of Class A Common Stock of Therapeutic Discovery Corporation, that the Distribution described in this Prospectus has been approved by ALZA's Board of Directors, that ALZA and Crescendo have entered into the agreements described in this Prospectus and that Merrill Lynch, Pierce, Fenner & Smith Incorporated and Heller Ehrman White & McAuliffe have delivered their opinions described in the Prospectus. None of these events has occurred as of the date of the filing of the Registration Statement of which this Prospectus is a part.

                             AVAILABLE INFORMATION

  As a result of the Distribution, Crescendo will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, to file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). Additionally, Crescendo will be subject to the proxy solicitation requirements of the Exchange Act. Crescendo intends to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

  Crescendo has filed a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Reference is made to the Registration Statement and to the exhibits thereto for further information with respect to Crescendo and the Distribution. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC, 450 Fifth Street, Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports, proxy statements and other information filed electronically by Crescendo with the SEC are available at the SEC's World Wide Web site at http://www.sec.gov. Copies of all or any part thereof may be obtained from the SEC at its principal offices in Washington, D.C. after payment of fees prescribed by the SEC.

                                    SUMMARY

  THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS OR THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

  CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS, INCLUDING IN THE GLOSSARY BEGINNING ON PAGE 14.

  Some of the statements made in this Prospectus and the accompanying letter to stockholders and debenture holders are forward-looking in nature, including, but not limited to, Crescendo's and ALZA's product development activities and plans, particularly with respect to the Identified Products (as defined in the Glossary), costs of product development, plans concerning the potential commercialization of products, and other statements that are not historical facts. The occurrence of the events described and the achievement of the intended results are subject to the future occurrence of many events, some or all of which are not predictable or within Crescendo's control; therefore, actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to Crescendo's business or that of ALZA. These risks include the risks associated with technology and product development, clinical development, attempts to obtain regulatory clearance to market products and medical acceptance of products, changes in the health care marketplace, patent and intellectual property matters, regulatory and manufacturing issues, the ability to commercialize products effectively, and risks associated with competition from other companies. Many of the risks are described in "Risk Factors" beginning on page 16 and/or in documents filed by ALZA under the Exchange Act.

Distributing Company......  ALZA Corporation, a Delaware corporation, is a leader in the development and commercialization of innovative pharmaceutical products using advanced drug delivery technologies to add medical and economic value to drug therapies.

Distributed Company.......  Crescendo Pharmaceuticals Corporation, a Delaware
                            corporation, is a company recently formed by ALZA for the purpose of selecting and developing human pharmaceutical products, and commercializing such products, most likely through licensing to ALZA.

The Distribution..........  Each Holder will receive one Crescendo Share for every 20 shares of ALZA Common Stock held on the Record Date, one Crescendo Share for every shares of ALZA Common Stock into which such
                            Holder's 5% Debentures held on the Record Date are convertible and one Crescendo Share for every shares of ALZA Common Stock into which such Holder's 5 1/4% Debentures held on the Record Date are convertible. A total of approximately Crescendo Shares are expected to be distributed,
                            assuming     shares of ALZA Common Stock are
                            outstanding on the Record Date, without regard to cash to be distributed in lieu of fractional shares.

                            No Holder will be required to pay any cash or other consideration for the Crescendo Shares received in the Distribution, nor will any action be required to be taken by any Holder in order to receive Crescendo Shares.

Crescendo Shares..........  All of the shares of callable Class A Common Stock of Crescendo ("Crescendo Shares"), whether distributed by ALZA in the Distribution or later issued by Crescendo, will be subject to the

                            Purchase Option. See "The Agreements and the
                            Purchase Option--Purchase Option" and "Description of Crescendo Capital Stock."

Record Date; Distribution
Date......................  The Record Date for the Distribution will be the
                            close of business on August    , 1997. Distribution
                            of the Crescendo Shares is expected to take place
                            on or about August    , 1997, subject to certain
                            conditions specified in the Distribution Agreement.

Trading Market............  Application has been made for quotation of the
                            Crescendo Shares on the Nasdaq National Market under the symbol "CNDO."


Contribution by ALZA......  Prior to the Distribution, ALZA will contribute
                            $300 million in cash to Crescendo, thereby reducing the amount of ALZA's cash, cash equivalents and short-term and long-term investments by that amount. At the time of the Distribution, ALZA's stockholders' equity will be reduced by the same amount. Immediately after the Distribution, Crescendo will have no other assets.

Crescendo Products and
Identified Products.......  Crescendo Products generally are expected to combine ALZA's proprietary controlled drug delivery technologies with therapeutic agents that are off-patent, will be off-patent by the time of commercialization of the Crescendo Product, or are (or will be) available for license from third parties. In addition, Crescendo may fund the development of products licensed from third parties that complement ALZA's product pipeline or otherwise may provide a significant commercialization opportunity for the targeted sales force of ALZA Pharmaceuticals, ALZA's sales and marketing division.

                            It is anticipated that Crescendo will continue the development of seven selected products (the "Identified Products") currently under development by ALZA. If Crescendo were to fund the continued development of the Identified Products through U.S. Food and Drug Administration ("FDA") review for marketing clearance (in the case of the first five products listed below) and through "proof of principle" studies (in the case of the last two products listed below), the funding of these activities would require a majority of the Available Funds. The Identified Products are:

                            . OROS(R) oxybutynin, a once-daily dosage form of
                              oxybutynin for the treatment of urge urinary incontinence, currently in Phase III clinical trials.

                            . DUROS(TM) leuprolide, an osmotically-driven
                              implantable product designed to administer leuprolide continuously for up to 12 months for the palliative treatment of prostate cancer, currently in Phase I/II clinical trials.

                            . OROS(R) methylphenidate, a once-daily treatment
                              for Attention Deficit Disorder/Attention Deficit Hyperactivity Disorder, as to which preparations for Phase II clinical trials are underway.

                            . IUTS progesterone, an intrauterine system for the
                              delivery of progesterone as adjunctive therapy to estrogen replacement therapy in post-menopausal women, currently in Phase III clinical trials.

                            . D-TRANS(TM) testosterone matrix, a transdermal
                              testosterone product designed to provide testosterone replacement therapy to hypogonadal males through a small, thin transdermal patch which can be worn on the arm or torso, currently in Phase I/II clinical trials. The product is a follow-on to ALZA's Testoderm(R) product line, which currently includes two marketed products (Testoderm(R) and Testoderm(R) with Adhesive, both designed for scrotal placement) and a third product, non-scrotal Testoderm(R), for which a New Drug Application ("NDA") is on file with the FDA.

                            . E-TRANS(TM) LHRH, an electrotransport product
                              designed to provide an alternative to injection therapy for the treatment of infertility, currently in preclinical development.

                            . E-TRANS(TM) (skin interface technology) insulin,
                              an electrotransport product designed to treat diabetes by delivering insulin without injection. The product, currently in preclinical development, utilizes ALZA's E-TRANS(TM) technology in combination with ALZA's new skin interface technology to increase drug transport through the skin.

                            Pursuant to the Development Agreement, Crescendo will fund the development of the Identified Products through October 31, 1997. Continuation of the development of any Identified Product after October 31, 1997 will depend upon whether ALZA proposes and Crescendo's independent Board of Directors accepts additional work plans and cost estimates for such Identified Product. See "The Agreements and the Purchase Option--Development Agreement."

Crescendo Board of
Directors.................  Crescendo currently has three directors, each of whom is an employee of ALZA. It is anticipated that shortly after the Distribution, Dr. Gary Neil, who has served as a director and the President and Chief Executive Officer of TDC, will be named a director and the President and Chief Executive Officer of Crescendo and Crescendo's current directors will resign. It is expected that Dr. Neil will appoint additional directors of Crescendo, none of whom will be an employee of ALZA.

No Fractional Shares......  No fractional Crescendo Shares will be distributed.
                            Fractional Crescendo Shares will be aggregated and sold as whole Crescendo Shares by Crescendo's transfer agent and distribution agent for the Distribution, Boston EquiServe, L.P. (the "Distribution Agent"), to provide cash to Holders in lieu of such fractional Crescendo Shares.

Participation by
Debenture Holders.........  Pursuant to the terms of the respective indentures governing the 5% Debentures and 5 1/4% Debentures, ALZA's Board of Directors may determine, in its discretion, to permit the Debenture Holders to participate in the Distribution on a basis determined by ALZA's Board of Directors to be fair and appropriate; otherwise, an adjustment must be made in the conversion price of the Debentures as a result of the Distribution.

                            ALZA's Board of Directors has determined that it is in the best interests of ALZA and its stockholders to include the Debenture Holders in the Distribution and that the basis on which the Debenture Holders are participating in the Distribution is fair and appropriate in light of the basis on which Holders of ALZA Common Stock are participating. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has rendered an opinion dated August , 1997 to the ALZA Board of Directors in connection with such determination. Of the total number of Crescendo Shares to be
                            distributed, approximately   % will be distributed
                            to Holders of ALZA Common Stock,   % to the Holders
                            of 5% Debentures and   % to the Holders of 5 1/4%
                            Debentures, without regard to fractional shares.

Reasons for the
Distribution..............  In 1993, ALZA determined to pursue a business of commercialization of products by ALZA, in addition to its business of developing products for commercialization by client companies that make payments to ALZA based on sales of the resulting products. To that end, ALZA formed ALZA Pharmaceuticals, its sales and marketing division, to commercialize products, and formed Therapeutic Discovery Corporation ("TDC") to develop products for commercialization by ALZA Pharmaceuticals. During the past four years, ALZA has made significant progress in the establishment and expansion of its product commercialization business.

                            ALZA's growing product commercialization business offers the potential rewards inherent in the direct commercialization of pharmaceutical products; however, the development of products for commercialization by ALZA requires the investment by ALZA of substantial resources in product selection and development, including clinical evaluation and regulatory activities. When ALZA develops products for commercialization by ALZA, ALZA must bear most or all of the risk and expenses of product development and has the opportunity to retain all or most of any gross margin resulting from sales of the product. Therefore, the risk/reward profile is significantly different from that of ALZA's traditional client-sponsored/royalty-based business, in which ALZA's clients bear most of the expenses and risks associated with product development and commercialization activities, and make payments to ALZA based on their sales of the products developed jointly with ALZA. Such payments to ALZA generally represent a relatively small portion of the total gross margin.

                            ALZA believes that the formation of Crescendo to fund the development of products for commercialization by ALZA, and the arrangements between ALZA and Crescendo, will provide ALZA with the opportunity to continue to pursue and expand, more quickly than would otherwise be possible, its product commercialization business. ALZA believes that the arrangements with Crescendo will significantly benefit ALZA security holders by:

                            . continuing to separate the risks associated with
                              developing products for commercialization by ALZA from ALZA's traditional focus on developing products for marketing by client companies;

                            . allowing individual security holders of ALZA to
                              increase or decrease their level of participation in the business of developing products for commercialization by ALZA by varying their level of investment in Crescendo;

                            . obtaining for ALZA the exclusive right to
                              commercialize any successfully developed
                              Crescendo Product, assuming ALZA's exercise of the License Option with respect to such product or exercise of the Purchase Option, thereby making it possible for ALZA to capture a potentially greater return on the products developed with Crescendo than would otherwise be possible from products developed for commercialization by client companies; and

                            . allowing ALZA's near-term financial results to
                              continue to reflect principally its traditional client-sponsored business, by providing ALZA with research and development revenues from Crescendo to reimburse ALZA for Development Costs incurred by ALZA.

Development Agreement.....  Crescendo and ALZA have entered into the
                            Development Agreement for the selection and development of human pharmaceutical products. Substantially all of the Available Funds will be used under the Development Agreement for such purposes. Products recommended by ALZA and accepted by Crescendo for development will become Crescendo Products. The Identified Products will be the initial Crescendo Products. Unless Crescendo agrees otherwise, all Crescendo Products will be owned by Crescendo or, in the case of a product or a therapeutic agent licensed from a third party, exclusively licensed to Crescendo, in each case subject to the License Option.

                            A portion of the Available Funds is expected to be used to identify potential new products for possible development by Crescendo under the Development Agreement. Crescendo may also use Available Funds under the Development Agreement to perform Technical Evaluations of product opportunities involving proprietary therapeutic agents of third parties which may be available for licensing or other collaborative arrangements. Products evaluated under this process, other than those which become Crescendo Products, will be Technical Evaluation Products. ALZA will make payments to Crescendo based on sales of Technical Evaluation Products, as described below.

                            Crescendo is required to spend all of the Available Funds under the Development Agreement. Crescendo is expected to utilize substantially all of the Available Funds to reimburse ALZA for its Development Costs. Development Costs will be determined on the same basis as charged by ALZA to its pharmaceutical company clients, and reimbursement will be recognized by ALZA as research and development revenue. Under the Development Agreement, Crescendo also may use Available Funds for licensing technology, products or therapeutic agents from third parties and for the development of Crescendo Products with third parties; provided, however, that ALZA's consent will be required if such activities involve ALZA Technology or could affect ALZA's rights under the ALZA/Crescendo Agreements.

                            Subject to the foregoing, the amount and nature of work to be performed by third parties will be determined by Crescendo. It is not anticipated that Crescendo will undertake research and development without contracting with a third party, as Crescendo is not expected to have the staffing or facilities to do so.

                            The Development Agreement provides that Crescendo will fund the development of the Identified Products from the date on which TDC ceased funding the development of the Identified Products through October 31, 1997. The Development Costs are
                            expected to total between $    million and $
                            million for all of the Identified Products for such period. If Crescendo were to fund the development of each of the Identified Products as described under "Business of Crescendo --The Identified Products," a majority of Available Funds would be used for such activities.

                            It is anticipated that Crescendo will spend the Available Funds under the Development Agreement over a period of approximately three to four years. There are no restrictions on Crescendo's use of funds other than Available Funds to conduct its business as it determines, subject to the terms of Crescendo's Restated Certificate of Incorporation and the ALZA/Crescendo Agreements.

                            All technology developed or otherwise obtained pursuant to the Development Agreement ("Developed Technology") will be owned by ALZA, subject to Crescendo's right to use Developed Technology in Crescendo Products. ALZA will pay Crescendo royalties with respect to products, other than Crescendo Products, that use any patented Developed Technology, as described below.

                            The Development Agreement will terminate upon the exercise or expiration of the Purchase Option, which will expire shortly after the expenditure by Crescendo of substantially all Available Funds. However, ALZA's obligation under the Development Agreement to make payments to Crescendo with respect to Developed Technology Products and Technical Evaluation Products will continue if the Purchase Option expires unexercised. See "The Agreements and the Purchase Option--Development Agreement."

Technology License
Agreement.................  Pursuant to the Technology License Agreement, ALZA
                            has granted to Crescendo a worldwide license to use ALZA Technology solely to select and develop Crescendo Products and to conduct related activities, and to commercialize such products. In exchange for the license to use existing ALZA Technology relating to the Identified Products, Crescendo will pay a fee (the "Technology Fee") to ALZA. The Technology Fee will be payable monthly over a period of three years and will be $1 million per month for the 12 months following the Distribution, $667,000 per month for the following 12 months and $333,000 per month for the following 12 months; provided that the Technology Fee will no longer be payable at such time as fewer than two of the Identified Products are being developed by Crescendo and/or have been licensed by ALZA pursuant to ALZA's exercise of the License Option.

License Option............  Crescendo has granted ALZA an option to acquire a license to each Crescendo Product (the "License Option"). The License Option for any Crescendo Product is exercisable on a country-by-country basis at any time until (i) with respect to the United States, 30 days after clearance by the FDA to market such Crescendo Product in the United States and (ii) with respect to any other country, 90 days after the earlier of (a) clearance by the appropriate regulatory agency to market the Crescendo Product in such country and (b) clearance by the FDA to market the Crescendo Product in the United States. The License Option will expire, to the extent not previously exercised, 30 days after the expiration of the Purchase Option. If and to the extent the License Option is exercised as to any Crescendo Product (a "Licensed Product"), ALZA will acquire a perpetual, exclusive license (with the right to sublicense) to develop, make, have made and use the Licensed Product and to sell and have sold the Licensed Product in the country or countries as to which the License Option is exercised, subject to the obligation to make Product Payments.

Product Payments..........  ALZA will make Product Payments to Crescendo with respect to each Licensed Product equal to 1% of Net Sales (as defined in the Glossary) of the Licensed Product, plus an additional 0.1% of such Net Sales for each full $1 million of Development Costs of the Licensed Product that have been paid by Crescendo.

                            Because the marketing expenses associated with newly introduced products during the first few years after launch are generally significantly higher than those for established products, the Product Payments described above will not exceed 2.5% of global Net Sales, on a quarterly basis, for the first four calendar quarters during which the Licensed Product is commercially sold in the first Major Market Country, and 3% of Net Sales, on a quarterly basis, for the following eight calendar quarters.

                            Subject to ALZA's Product Payment buy-out option described below, Product Payments will be payable, with respect to all countries for which the License Option has been exercised, until 15 years after the first commercial sale of the Licensed Product in the first Major Market Country in which such product is commercially sold.

                            To the extent ALZA does not exercise the License Option with respect to any Crescendo Product, Crescendo will retain the rights to develop and commercialize such Crescendo Product.

Developed Technology
Royalties.................  ALZA will pay Crescendo Developed Technology
                            Royalties, on a country-by-country basis, equal to 1% of Net Sales in the relevant country of any product (i) covered at the time of sale in a country by one or more unexpired patents issued in such country that are included in Developed Technology and (ii) with respect to which ALZA receives any consideration (a "Developed Technology Product"). Developed Technology Royalties will be payable with respect to a

                            Developed Technology Product in any country until expiration of the last to expire of the relevant patent or patents.

Technical Evaluation
Product Payments..........  ALZA will make Technical Evaluation Product
                            Payments to Crescendo equal to 1% of worldwide Net Sales of each Technical Evaluation Product. Technical Evaluation Product Payments will be payable until seven years after such Technical Evaluation Product is commercially sold in the first Major Market Country, subject to ALZA's payment buy-out option.

                            A product may be both a Technical Evaluation
                            Product and a Developed Technology Product;
                            however, in such a case the payment due for any period for such product will be limited to 1% of Net Sales.

Payment Buy-Out Options...  ALZA has the option to buy out Crescendo's right to receive Product Payments for any Licensed Product, Developed Technology Royalties for any Developed Technology Product, and Technical Evaluation Product Payments for any Technical Evaluation Product, in each case, on a country-by-country or global basis.

                            A country-by-country buy-out option may be exercised for any Licensed Product, Developed Technology Product or Technical Evaluation Product in any country at any time after the end of the twelfth calendar quarter during which the product was commercially sold in such country. The buy-out price will be 15 times the payments made by or due from ALZA to Crescendo with respect to sales of such product in such country for the four calendar quarters immediately preceding the quarter in which the buy-out option is exercised (plus, in the case of a Licensed Product, 15 times such additional Product Payments as would have been made for such period but for the 2.5% and 3% limits described above).

                            The global buy-out option may be exercised for any Licensed Product, Developed Technology Product or Technical Evaluation Product at any time after the end of the twelfth calendar quarter during which the product was commercially sold in either the United States or two other Major Market Countries. The global buy-out price will be (i) 20 times (a) the payments made by or due from ALZA to Crescendo for the relevant product, plus (b) such payments as would have been made by or due from ALZA to Crescendo if ALZA had not exercised any country-specific buy-out option with respect to such product, plus (c) such additional Product Payments, in the case of a Licensed Product, as would have been made but for the 2.5% and 3% limits described above, in each case for the four calendar quarters immediately preceding the quarter in which the global buy-out option is exercised, less (ii) any amounts previously paid to exercise any country-specific buy-out option with respect to such product.

                            The global buy-out option with respect to any Licensed Product may be exercised only with respect to countries as to which ALZA has exercised the License Option.

Purchase Option...........  Pursuant to Crescendo's Restated Certificate of
                            Incorporation, ALZA has the right to purchase all (but not less than all) of the outstanding Crescendo Shares (the "Purchase Option"). The Purchase Option will be exercisable by written notice to Crescendo at any time after the Distribution until January 31, 2002, provided that such date will be extended for successive six month periods if, as of any July 31 or January 31 beginning with July 31, 2001, Crescendo has not paid (or accrued expenses for) at least 95% of all Available Funds pursuant to the Development Agreement. In any event, the Purchase Option will terminate on the 60th day after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining, accompanied by a report of Crescendo's independent auditors.

                            If the Purchase Option is exercised, the exercise price (the "Purchase Option Exercise Price") will be the greatest of:


                            (a)(i) 25 times the actual worldwide payments made by or due from ALZA to Crescendo with respect to all Licensed Products, Developed Technology Products and Technical Evaluation Products (and, in addition, such payments as would have been made by or due from ALZA to Crescendo if ALZA had not previously exercised its payment buy-out option with respect to any product) for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (provided, however, that for any product which has not been commercially sold during each of such four calendar quarters, the portion of the Purchase Option Exercise Price for such product will be 100 times the average of the quarterly payments made by or due from ALZA to Crescendo for each of such calendar quarters during which such product was commercially sold) less (ii) any amounts previously paid to exercise any payment buy-out option for any product;

                            (b) the fair market value of one million shares of ALZA Common Stock;

                            (c) $325 million less all amounts paid by or due from Crescendo under the Development Agreement to the date the Purchase Option is exercised; and

                            (d) $100 million.

                            In each case, the amount payable as the Purchase Option Exercise Price will be reduced to the extent, if any, that Crescendo's liabilities at the time of exercise (other than liabilities under the Development Agreement, the Services Agreement and the Technology License Agreement) exceed Crescendo's cash and cash equivalents, and short-term and long-term investments (excluding the amount of Available Funds remaining at such time).

                            ALZA may pay the Purchase Option Exercise Price in cash, in ALZA Common Stock or in any combination of cash and ALZA Common Stock.

                            Under Crescendo's Restated Certificate of
                            Incorporation, Crescendo is prohibited from taking or permitting any action inconsistent with, or which would in any way alter, ALZA's rights under the Purchase Option. In addition, until the expiration of the Purchase Option, Crescendo may not, without the consent of ALZA as the sole holder of the Crescendo Class B Common Stock, merge, liquidate, sell any substantial assets, or amend its Restated Certificate of Incorporation to alter the Purchase Option, Crescendo's authorized capitalization, or certain of the provisions of the Restated Certificate of Incorporation governing Crescendo's Board of Directors.

Federal Income Tax
Considerations............  It is expected that the Distribution will be taxable to each Holder in the amount of the fair market value of the Crescendo Shares distributed to such Holder. In early 1998, each recipient of distributed Crescendo Shares will receive an IRS Form 1099-DIV and/or an IRS Form 1099-INT reflecting the fair market value of the Crescendo Shares distributed; the recipient's basis (for income tax purposes) in the distributed Crescendo Shares will be such fair market value.

                            If ALZA were to exercise the Purchase Option, a Holder would have a taxable gain or loss equal to the difference between the value of the consideration received from ALZA in such exercise and the Holder's basis in the Crescendo Shares, unless ALZA were to exercise the Purchase Option solely for shares of ALZA Common Stock and certain other conditions were satisfied, in which case receipt of the ALZA Common Stock should be tax-free to the Holder under current federal income tax laws.

                            The Distribution, any subsequent sale of Crescendo Shares, and the exercise or expiration of the Purchase Option may have other federal income tax consequences to Holders. See "Federal Income Tax Considerations."

                            HOLDERS ARE URGED TO CONSULT THEIR OWN TAX
                            ADVISORS.

Risk Factors..............  Ownership of Crescendo Shares involves a high degree of investment risk. The risk factors listed below should be considered carefully in evaluating the ownership of Crescendo Shares. See "Risk Factors."

                            .  Crescendo is a newly formed company.

                            . There can be no assurance of the successful
                              product selection, development, manufacturing or marketing of Crescendo Products, including the Identified Products.

                            . There can be no assurance that therapeutic
                              agents, technologies, patents or products can be licensed by Crescendo or ALZA, if such licenses are necessary.

                            . There can be no assurance of patent protection
                              for Crescendo Products or that such products will not infringe the patents or proprietary rights of third parties.

                            . There can be no assurance that Crescendo will
                              have sufficient funds to complete the development of any or all of the Crescendo Products, including the Identified Products.

                            . There can be no assurance that necessary
                              regulatory approvals and clearances, including pricing approvals, will be obtained.

                            . There can be no assurance of the exercise of any
                              License Option or the Purchase Option.

                            . There can be no assurance that Crescendo or ALZA
                              will effectively commercialize any Crescendo
                              Products for which regulatory clearance is obtained.

                            . ALZA has no sales force outside of the United
                              States, and there can be no assurance that ALZA or Crescendo will be able to make appropriate arrangements for the commercialization of Crescendo Products outside of the United States.

                            . Crescendo and ALZA will face competition from
                              others with greater resources and experience.

                            . There can be no assurance that ALZA's personnel
                              and facilities will be adequate for the
                              performance of its duties to Crescendo under the Development Agreement.

                            . The ALZA/Crescendo Agreements and ALZA's rights
                              as holder of the Crescendo Class B Common Stock may restrain Crescendo from taking certain actions, including actions with third parties, and may limit the ability of Crescendo to raise additional capital.

                            . The terms of the ALZA/Crescendo Agreements were
                              not negotiated at arm's length.

                            . There may be conflicts of interest between
                              Crescendo and ALZA, including competition from ALZA.

                            . The members of the Crescendo Board of Directors
                              after the Distribution, other than Dr. Neil, have not been identified and will not be selected by the holders of the Crescendo Shares.

                            . There can be no assurance of a trading market
                              for, or of the trading value of, the Crescendo Shares.

Principal Offices.........  Crescendo's principal offices are located at 1454
                            Page Mill Road, Palo Alto, California 94304, telephone (650) 494-5600.

Reasons for Furnishing
this Prospectus...........  This Prospectus is being furnished solely to provide information for Holders, each of whom will receive Crescendo Shares in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any securities of Crescendo or ALZA. The information contained herein is provided as of the date of this Prospectus unless otherwise indicated. Crescendo will not update the information contained in this Prospectus except in the normal course of its public disclosure practices.

                                   GLOSSARY

ALZA/Crescendo
Agreements...............  The Distribution Agreement, the Development
                           Agreement, the Technology License Agreement, the License Option Agreement, the Services Agreement and the Purchase Option, collectively.

ALZA Technology..........  All proprietary technology, whether patented or unpatented, owned by, licensed to or controlled by ALZA and which ALZA has the right to license or sublicense, including technology and data relating to the Identified Products and Developed Technology.

Available Funds..........  All of the funds contributed to Crescendo by ALZA, plus any investment income earned thereon, less (i) Crescendo's reasonable ongoing administrative expenses, (ii) the Technology Fee and (iii) reserves of up to $2 million.

Crescendo Product........  An Identified Product, or another human pharmaceutical product which has been recommended by ALZA and accepted by Crescendo's independent Board of Directors for development as such under the Development Agreement.

Debentures...............  The 5% Debentures and the 5 1/4% Debentures.

Developed Technology.....  Any technology generated or otherwise obtained pursuant to the Development Agreement.

Developed Technology
Product..................  Any product, other than a Crescendo Product, (i)
                           covered at the time of sale in a country by one or more unexpired patents issued in such country that are included in Developed Technology and (ii) with respect to which ALZA receives any consideration.

Developed Technology
Royalties................  The payments made by ALZA to Crescendo with respect to Net Sales of Developed Technology Products.


Development Agreement....  The Development Agreement between ALZA and
                           Crescendo providing for the selection and development of human pharmaceutical products and conducting related activities.

Development Costs........  The fully-burdened cost of activities undertaken pursuant to the Development Agreement.

Distribution.............  ALZA's distribution of all of the outstanding
                           Crescendo Shares to the Holders.

Distribution Agreement...  The Distribution Agreement between ALZA and
                           Crescendo relating to the terms and conditions of the Distribution.

5% Debentures............  ALZA's outstanding 5% convertible subordinated debentures due 2006.

5 1/4% Debentures........  ALZA's outstanding 5 1/4% zero coupon convertible subordinated debentures due 2014.

Holders..................  The holders of record, on the Record Date, of ALZA
                           Common Stock, 5% Debentures and 5 1/4% Debentures.

Identified Products......  The following products: OROS(R) oxybutynin,
                           DUROS(TM) leuprolide, OROS(R) methylphenidate, IUTS progesterone, D-TRANS(TM) testosterone matrix, E-TRANS(TM) LHRH and E-TRANS(TM) (skin interface technology) insulin.

License Option...........  The option granted by Crescendo to ALZA to acquire a license to each Crescendo Product, exercisable on a product-by-product and country-by-country basis.

                                   GLOSSARY
                                  (CONTINUED)

License Option
Agreement................  The License Option Agreement between ALZA and
                           Crescendo granting the License Option.

Licensed Product.........  A Crescendo Product as to which the License Option has been exercised by ALZA.

Major Market Country.....  Any one of the following countries: the United
                           States, France, Germany, Italy, Japan or the United Kingdom.

Net Sales................  The total amount invoiced on sales of a Licensed
                           Product, Developed Technology Product or Technical Evaluation Product by ALZA (or its affiliates) or any ALZA sublicensee, distributor or marketing partner (or its affiliates) to unrelated third parties such as wholesalers, hospitals and others, in bona fide arm's-length transactions, less certain customary deductions. Net Sales shall also include the fair market value of all other consideration received (a) by ALZA or its affiliates with respect to sales by them of the product to unrelated third parties other than sublicensees, distributors or marketing partners or
                           (b) by any ALZA sublicensee, distributor or marketing partner (or their affiliates) with respect to their sales of the product to unrelated third parties, in each case whether such consideration is in cash, payment in kind, exchange or other form.

Product Payments.........  Payments to be made by ALZA to Crescendo with respect to Net Sales of Licensed Products.

Purchase Option..........  The option of ALZA to purchase all (but not less than all) of the outstanding Crescendo Shares.

Purchase Option Exercise
Price....................  The amount payable by ALZA to exercise the Purchase
                           Option.

Services Agreement.......  The Services Agreement between ALZA and Crescendo pursuant to which ALZA has agreed to provide
                           Crescendo with administrative services on a fully-burdened cost reimbursement basis.

Technical Evaluation.....  A limited technical evaluation involving a proprietary therapeutic agent of a third party undertaken in order to determine the suitability of such therapeutic agent in an ALZA drug delivery system or to induce the third party to license the therapeutic agent to ALZA or Crescendo or otherwise collaborate with ALZA and Crescendo in the development of a product.

Technical Evaluation
Product..................  A product, other than a Crescendo Product, for which Crescendo funds a limited technical evaluation.

Technical Evaluation
Product Payments.........  The payments to be made by ALZA to Crescendo with respect to worldwide Net Sales of Technical
                           Evaluation Products.


Technology Fee...........  The payments to be made over a maximum period of three years by Crescendo to ALZA in exchange for ALZA granting Crescendo a license to use existing ALZA Technology relating to the Identified Products.

Technology License
Agreement................  The Technology License Agreement between ALZA and
                           Crescendo pursuant to which ALZA has granted to Crescendo a worldwide license to use ALZA Technology solely to select and develop Crescendo Products and to conduct related activities, and to commercialize Crescendo Products.

                                 RISK FACTORS

  The following factors, in addition to the other information set forth in this Prospectus, should be considered carefully in evaluating ownership of Crescendo Shares.

NEW COMPANY

  Crescendo is a newly formed company and is subject to the risks inherent in the establishment of a new business enterprise in the pharmaceutical industry. Crescendo will incur substantial losses for several years due to the long-term nature of the development of pharmaceutical products through product development and clinical testing and the regulatory process, which losses may never be recovered. See "Business of Crescendo."

NO ASSURANCE OF SUCCESSFUL COMPLETION OF IDENTIFIED PRODUCTS OR SELECTION OR DEVELOPMENT OF OTHER CRESCENDO PRODUCTS

  There can be no assurance that the independent Crescendo Board of Directors will approve the continued funding of the development of the Identified Products, or that the Identified Products can be successfully developed and/or commercialized within the anticipated cost estimates or time frames, if at all. Certain of the Identified Products are at critical stages of development, and technical and clinical outcomes are impossible to predict. Because of the long-range nature of any pharmaceutical product development plan, development of a particular product or products could accelerate, slow down or be discontinued, and other unforeseen events could occur, all of which would significantly affect the timing and amount of Crescendo's expenditures on a particular product, or in total. As a result, estimates of costs and timing of development programs and for the use of Available Funds may not be accurate.

  There can be no assurance that ALZA will recommend, or that Crescendo will approve, appropriate additional products for development as Crescendo Products. Furthermore, ALZA does not have substantial experience in the selection of products for development, as ALZA's client companies traditionally have been responsible for determining both the products to be developed and the scope of the development and clinical programs relating to such products.

  Although Crescendo has received from ALZA a license to use ALZA Technology for the purpose of selecting, developing and commercializing Crescendo Products, some or all of the Crescendo Products may require new drug delivery technologies or enhancements or modifications to existing ALZA Technology, and there can be no assurance that such technology can or will be successfully developed or acquired. If ALZA and Crescendo wish to license a therapeutic agent or product for development, there can be no assurance that such therapeutic agent or product will be available on terms acceptable to ALZA and Crescendo. Even if appropriate Crescendo Products are selected, and appropriate drug delivery technology is available or developed, there can be no assurance that such Crescendo Products will be successfully developed (or be developed in a timely fashion) or be proven to be safe and efficacious in clinical trials.

NEED FOR REGULATORY CLEARANCE

  All Crescendo Products, Developed Technology Products and Technical Evaluation Products will require FDA clearance before such products may be lawfully marketed in the United States. Applications for FDA clearance must be based on costly and extensive clinical trials designed to demonstrate safety and efficacy. If any of such products incorporate drug delivery systems that have not previously been incorporated in commercial products, the FDA may require more extensive testing of such products. Clearance to market such products will also be required from corresponding regulatory authorities in foreign countries before such products may be marketed in those countries. Such clearance often involves pricing and reimbursement approvals in addition to clearance based on safety and efficacy. Delay in obtaining FDA and/or foreign regulatory clearance or pricing or reimbursement approvals for any such product may have a material adverse effect on the commercial success of such product. There can be no assurance that the necessary regulatory clearances and approvals will be obtained in a timely fashion or, if obtained, that such clearances and approvals will not be revoked or withdrawn.

NO ASSURANCE OF SUFFICIENCY OF FUNDS OR AVAILABILITY OF ADDITIONAL FUNDS

  ALZA will contribute $300 million in cash to Crescendo prior to the Distribution. ALZA has no obligation to contribute additional funds to Crescendo, and has no present intention to do so. Development of the Identified Products through FDA review for marketing clearance (in the case of five of the Identified Products) and through "proof of principle" studies (in the case of two of the Identified Products) would require a majority of Available Funds. There can be no assurance that Crescendo will have sufficient funds to complete the development of any or all of the Crescendo Products, including the Identified Products. The current development plans for two of the Identified Products anticipate submission dates for FDA marketing clearance after the time when Available Funds are likely to be exhausted.

  ALZA's rights under the ALZA/Crescendo Agreements may limit Crescendo's ability to raise funds, or may prevent Crescendo from doing so, if Crescendo needs additional funds to continue or complete development of any Crescendo Product. If Crescendo were to attempt to raise funds, Crescendo would have very little cash, few assets and an undeterminable number of products under development. ALZA would have the unilateral option to license any or all Crescendo Products for such countries for which ALZA's License Option had not previously expired. Third parties might therefore be reluctant to lend money to Crescendo, or to invest in Crescendo.

NO ASSURANCE OF SUCCESSFUL MANUFACTURING OR MARKETING

  Even if Crescendo Products are developed and receive necessary regulatory clearances and approvals, there can be no assurance that the Crescendo Products can be successfully manufactured or marketed. If ALZA exercises its License Option for any Crescendo Product, ALZA may need to expand its manufacturing capabilities to commercialize such Licensed Product effectively. If ALZA does not exercise its License Option for a Crescendo Product (and does not exercise the Purchase Option), Crescendo will have to make alternative arrangements for manufacturing that Crescendo Product, and there can be no assurance that Crescendo will be able to do so.

  Certain Crescendo Products, particularly those incorporating newer ALZA drug delivery technologies such as the E-TRANS(TM) and DUROS(TM) technologies, may utilize materials that may be difficult to obtain or manufacture. Often there is only one source of supply for such materials. In recent years many manufacturers have refused to sell their materials to manufacturers of pharmaceutical products due to product liability concerns. Thus, there can be no assurances that the materials incorporated in Crescendo Products will be available, or available on commercially reasonable terms.

  If ALZA exercises its License Option for any Crescendo Product, ALZA may need to develop and/or expand its marketing capabilities to commercialize such Licensed Product effectively. ALZA Pharmaceuticals' sales force currently is focused on certain target markets within the United States and has no operations outside the United States. Therefore, if ALZA exercises its License Option for any Crescendo Product, and does not at the time the product is to be commercialized have a sales force in the relevant country or countries, ALZA will need to arrange for marketing by third parties outside of the United States and, if the product is not within ALZA Pharmaceuticals' target markets at such time, within the United States. If ALZA does not exercise its License Option for a Crescendo Product (and does not exercise the Purchase Option), Crescendo will need to find other means to commercialize that Crescendo Product not involving ALZA, and there can be no assurance that Crescendo will be able to do so.

  Crescendo currently has no manufacturing or marketing capability and does not expect to develop such capability. If Crescendo decides to manufacture or market one or more Crescendo Products itself, Crescendo will need substantial additional funds. There is no assurance that additional funds will be available, or will be available on attractive terms, and ALZA has no obligation to supply any additional funds to Crescendo. In addition, Crescendo may not use Available Funds for this purpose without ALZA's consent.

  If either ALZA or Crescendo seeks a third party to manufacture or market a Crescendo Product, there can be no assurance that satisfactory arrangements can be successfully negotiated or that any such arrangements will be on commercial terms acceptable to ALZA or Crescendo. In addition, even if Crescendo decides to license any Crescendo Product to a third party, agreements with that third party, if available, may be on terms less favorable to Crescendo than the terms of the ALZA/Crescendo Agreements.

  Even if acceptable manufacturing and marketing resources are available, there can be no assurance that any Crescendo Products will be accepted in the marketplace. There can be no assurance that there will be adequate reimbursement by health insurance companies or other third party payors for any Crescendo Products that are marketed.

NO ASSURANCE OF EXERCISE OF ALZA'S OPTIONS

  ALZA is not obligated to exercise the License Option for any Crescendo Product or to exercise the Purchase Option, and ALZA will exercise any such option only if it is in ALZA's best interest to do so. The timing of the exercise of the Purchase Option is within ALZA's sole discretion, and ALZA may choose to exercise the Purchase Option at a time when the Purchase Option Exercise Price is as low as possible. The timing of the exercise of the License Option with respect to any Licensed Product is also within ALZA's sole discretion, and thereafter development and funding of any such product will be controlled by ALZA.

RELIANCE ON PROPRIETARY TECHNOLOGIES; UNPREDICTABILITY OF PATENT PROTECTION

  Patent protection generally has been important in the pharmaceutical industry. Therefore, Crescendo's financial success may depend in part upon ALZA obtaining strong patent protection for the drug delivery technologies incorporated in Crescendo Products. ALZA will determine which patent applications to pursue, and the expense of obtaining and maintaining patents covering Developed Technology will be shared equally by ALZA and Crescendo during the term of the Development Agreement. However, there can be no assurance that patents will issue covering any products, or that any existing patents or patents issued in the future will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and there can be no assurance that any such patents will not be successfully challenged in the future. If ALZA is unsuccessful in obtaining or preserving patent protection, or if any products rely on unpatented proprietary technology, there can be no assurance that others may not commercialize products substantially identical to such products. Some of ALZA's patents on basic drug delivery technologies have expired or will expire in the near future. Patent protection on products incorporating such technology is likely to depend on the ability to obtain patent protection on Developed Technology.

  Patents have been issued to third parties covering various therapeutic agents, products and drug delivery technologies. There can be no assurance that any Crescendo Products, Developed Technology Products or Technical Evaluation Products will not infringe patents held by third parties. In such event, licenses from such third parties would be required, or their patents would have to be designed around. There can be no assurance that such licenses would be available or that they would be available on commercially attractive terms, or that any necessary redesign could be successfully completed.

COMPETITION

  The Crescendo Products are likely to face competition from products utilizing traditional forms of drug delivery and advanced drug delivery systems developed or under development by others. In some instances such competition may come from products incorporating the same therapeutic agents. Crescendo Products, Developed Technology Products and Technical Evaluation Products are also likely to face competition from other therapies for the same indications. Competitors potentially include any of the world's pharmaceutical and biotechnology companies, including many current ALZA clients. Many pharmaceutical companies have greater financial resources, technical staffs and manufacturing and marketing capabilities than ALZA or Crescendo. A number of companies have developed and are developing competing drug delivery technologies and products. To the extent that Crescendo Products, Developed Technology Products and Technical Evaluation Products incorporate therapeutic agents that are off-patent or therapeutic agents marketed by multiple companies, such products will face more competition than products incorporating proprietary therapeutic agents.

  ALZA has undertaken and intends to continue to undertake client-sponsored product development activities with major pharmaceutical companies. Such client-sponsored activities may involve the development of products that compete directly with Crescendo Products. In addition, ALZA may develop products (including Developed Technology Products and Technical Evaluation Products) for its own account, independent of Crescendo, that compete directly with Crescendo Products. Finally, Crescendo Products, Developed Technology Products and Technical Evaluation Products may compete with one another.

DEPENDENCE ON ALZA FOR PERSONNEL AND FACILITIES

  Crescendo will depend substantially on ALZA for research and development activities to be performed under the Development Agreement. Although Crescendo may perform directly, or engage other third parties to perform on its behalf, some of these activities, it is likely that ALZA will be responsible for executing substantially all of Crescendo's research and development activities. While ALZA believes that its current and planned personnel and facilities will be adequate for the performance of its duties under the Development Agreement, such personnel will perform services in the same facilities for other clients of ALZA and for ALZA itself. Subject to ALZA's obligation to use diligent efforts under the Development Agreement, ALZA may allocate its personnel and facilities as it deems appropriate. ALZA's obligations to its clients and its own development activities may restrict the resources that otherwise would be available for performing ALZA's duties under the Development Agreement. See "The Agreements and the Purchase Option-- Development Agreement."

RELATIONSHIP BETWEEN CRESCENDO AND ALZA MAY LIMIT CRESCENDO'S ACTIVITIES AND MARKET VALUE

  The terms of the ALZA/Crescendo Agreements and Crescendo's Restated Certificate of Incorporation were not determined on an arm's-length basis and certain terms may limit Crescendo's activities and its market value.

  Crescendo's Restated Certificate of Incorporation prohibits Crescendo from taking or permitting any action that might impair ALZA's rights under the Purchase Option. Prior to the expiration of the Purchase Option, Crescendo may not, without the consent of ALZA as the sole holder of Crescendo Class B Common Stock, merge or liquidate, or sell, lease, exchange, transfer or dispose of any substantial assets, or amend its Restated Certificate of Incorporation to alter the Purchase Option, Crescendo's authorized capitalization, or the provisions of the Restated Certificate of Incorporation governing Crescendo's Board of Directors. The provisions of Crescendo's Restated Certificate of Incorporation granting special rights to the holder or holders of the Crescendo Class B Common Stock, classifying Crescendo's Board of Directors, and eliminating the right of Crescendo stockholders to call special meetings of stockholders may prevent a change in control of Crescendo. The special rights accorded to the holder or holders of the Crescendo Class B Common Stock will expire upon expiration of the Purchase Option. See "The Agreements and The Purchase Option--Purchase Option" and "Description of Crescendo Capital Stock."

  So long as the Purchase Option is exercisable, the market value of the Crescendo Shares will be limited by the Purchase Option Exercise Price. The Purchase Option Exercise Price was determined by ALZA, giving consideration to the structure of the Distribution, Crescendo's planned business, the ALZA/Crescendo Agreements, advice given by Merrill Lynch, and such other factors as ALZA deemed appropriate. The Purchase Option Exercise Price was not determined on an arm's-length basis.

  The existence of the Purchase Option and ALZA's rights as holder of the Crescendo Class B Common Stock may inhibit Crescendo's ability to raise capital. Additional capital raised by Crescendo, if any, would most likely reduce the per share proceeds available to holder of Crescendo Shares if the Purchase Option were exercised. The existence of the Purchase Option and ALZA's rights as the holder of the Crescendo Class B Common Stock may inhibit a change of control and may make an investment in Crescendo Shares less attractive to certain potential stockholders, which could adversely affect the liquidity and market value of Crescendo Shares.

  If ALZA exercises its License Option for any Crescendo Product, ALZA will have the right to commercialize the product with third parties on such terms as ALZA deems appropriate. In such event, payments from ALZA to Crescendo with respect to the Crescendo Product will be based solely on Net Sales of the product by such third parties. Crescendo will not share in any payments made by any third party to ALZA, whether in the form of up-front fees, milestone payments, royalties or otherwise.

  Heller Ehrman White & McAuliffe, counsel to ALZA, has also been counsel to Crescendo in connection with the ALZA/Crescendo Agreements and the Distribution. Julian N. Stern, a director and the Secretary of ALZA, is the sole employee of a professional corporation that is a member of the law firm of Heller Ehrman White & McAuliffe. Based on share ownership as of July 7, 1997, attorneys in that firm directly involved in the representation of ALZA are expected to beneficially own 5,418 Crescendo Shares immediately after the Distribution. It is anticipated that Crescendo will retain separate counsel after the Distribution to advise Crescendo on appropriate matters.

DIRECTORS NOT INITIALLY ELECTED BY STOCKHOLDERS

  The current officers and directors of Crescendo were appointed by and are employees of ALZA. Shortly after the Distribution, it is expected that one of the three initial directors will resign and Dr. Gary Neil will be appointed as a director. It is expected that the two remaining directors will resign shortly after Dr. Neil's appointment. Thereafter, Dr. Neil will appoint at least two additional directors. Therefore, at present, a majority of the directors expected to be appointed shortly after the Distribution are unknown. In addition, such directors will not be elected by the stockholders, and, because the directors will serve staggered terms, the holders of the Crescendo Shares will not have the opportunity to elect the full Board of Directors until after the third annual meeting following the Distribution.

LIMITATION ON CRESCENDO'S ABILITY TO LICENSE PRODUCTS TO THIRD PARTIES

  Crescendo has granted ALZA the License Option, which is exercisable on a product-by-product and country-by-country basis. During the term of the License Option for each Crescendo Product, Crescendo will not be able to license such Crescendo Product to any party other than ALZA.

NO ASSURANCE OF TRADING VALUE OR MARKET FOR CRESCENDO SHARES

  There can be no assurance there will be an active trading market for the Crescendo Shares.

POSSIBLE DILUTION; REDUCTION OF PER SHARE PURCHASE OPTION EXERCISE PRICE

  All Crescendo Shares issued by Crescendo after the Distribution (including shares issued pursuant to any stock options that Crescendo's Board of Directors may determine to grant) will be subject to the Purchase Option, and the Purchase Option Exercise Price will not increase as a result of any such issuance. Accordingly, if additional Crescendo Shares are issued (including upon the exercise of any options), the percentage of the Purchase Option Exercise Price payable with respect to each Crescendo Share in the event ALZA exercises the Purchase Option will be reduced. Crescendo has a stock option plan permitting the grant of stock options for up to 200,000 Crescendo Shares. Liabilities, including any debt issued by Crescendo, but excluding any accounts payable to ALZA, will reduce the Purchase Option Exercise Price to the extent that such liabilities exceed Crescendo's cash, cash equivalents, and short-term and long-term investments (excluding Available Funds), unless repaid or discharged by Crescendo prior to exercise of the Purchase Option.

NO DIVIDENDS

  Crescendo's Restated Certificate of Incorporation prohibits the payment of dividends from Available Funds.

                               THE DISTRIBUTION

  The Board of Directors of ALZA has declared a distribution, payable to Holders, of one Crescendo Share for every 20 shares of ALZA Common Stock owned
by such Holder on the Record Date, one Crescendo Share for every    shares of
ALZA Common Stock into which such Holder's 5% Debentures held on the Record
Date are convertible and one Crescendo Share for every    shares of ALZA
Common Stock into which such Holder's 5 1/4% Debentures held on the Record Date are convertible. As a result of the Distribution, all of the then outstanding Crescendo Shares will be distributed to the Holders. After the Distribution, ALZA will hold all of the authorized shares of Crescendo Class B Common Stock. See "Description of Crescendo Capital Stock."

  Pursuant to the terms of the respective indentures governing the Debentures, ALZA's Board of Directors may determine, in its discretion, to permit the Debenture Holders to participate in the Distribution on a basis determined by ALZA's Board of Directors to be fair and appropriate in light of the basis on which Holders of ALZA Common Stock are participating; otherwise an adjustment must be made in the conversion price of the Debentures as a result of the Distribution. The Board of Directors of ALZA has determined that it is in the best interests of ALZA and its stockholders to include the Debenture Holders in the Distribution and that the basis on which Crescendo Shares will be issued to Holders of 5% Debentures and 5 1/4% Debentures is fair and appropriate in light of the basis on which Holders of ALZA Common Stock are participating in the Distribution. Merrill Lynch has rendered an opinion dated August , 1997 to the ALZA Board of Directors in connection with such determination.

  Subject to certain conditions set forth in the Distribution Agreement, ALZA will effect the Distribution (expected to be on or about August , 1997) by delivering all of the Crescendo Shares to the Distribution Agent for distribution to the Holders.

  No fractional shares will be issued as part of the Distribution. The Distribution Agent will aggregate undistributed fractional shares and sell such shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to such person's proportionate share of the net proceeds of the sale of such aggregated shares.

  No Holder will be required to pay any cash or other consideration for the Crescendo Shares to receive shares in the Distribution. However, income taxes are likely to be payable. See "Federal Income Tax Considerations."

  The general terms and conditions of the Distribution and the arrangements between ALZA and Crescendo are set forth in the ALZA/Crescendo Agreements. See "The Agreements and the Purchase Option." The Distribution Agreement conditions the Distribution on, among other things, the absence of material adverse changes to ALZA or Crescendo.

  Stockholders and debenture holders of ALZA with inquiries regarding the Distribution should contact ALZA Corporation, Corporate and Investor Relations, 950 Page Mill Road, P.O. Box 10950, Palo Alto, California 94303-0802; telephone (650) 494-5222.

                           CRESCENDO CAPITALIZATION

  The following table sets forth the capitalization and certain other balance sheet data of Crescendo as of July 7, 1997, as adjusted to give effect to the contribution by ALZA of $300 million to Crescendo, the filing of the Restated Certificate of Incorporation of Crescendo and the issuance to ALZA of Crescendo Shares prior to the Distribution. The data set forth below should be read in conjunction with the Financial Statements and related Notes included elsewhere in this Prospectus.

                                                              AS ADJUSTED AS OF
                                                               JULY 7, 1997(1)
                                                              -----------------
Cash ........................................................   $300,000,000
                                                                ============
Stockholders' equity:
  Class A Common Stock, $.01 par value; 6,000,000 shares
   authorized;       shares outstanding as adjusted (2)......   $
  Class B Common Stock, $1.00 par value; 1,000 shares
   authorized; 1,000 shares outstanding as adjusted (3)......          1,000
  Additional paid-in capital.................................
                                                                ------------
    Total stockholders' equity...............................   $300,000,000
                                                                ============

--------

(1) See notes (a), (b) and (c) to Pro Forma Balance Sheet on page F-5 for a description of the pro forma adjustments reflected in the as adjusted balances.
(2) 200,000 Crescendo Shares have been reserved for issuance pursuant to Crescendo's Stock Option Plan approved on August , 1997. No options have yet been issued under such plan. See "Business of Crescendo--Management of Crescendo."
(3) All shares of Class B Common Stock outstanding, as adjusted, are held by ALZA.

         REASONS FOR THE DISTRIBUTION AND EFFECTS ON ALZA CORPORATION

  Since its founding in 1968, ALZA has made a considerable contribution to improved therapy through the development of important pharmaceutical products based on controlled drug delivery. Historically, most of ALZA's product development efforts have been conducted pursuant to joint arrangements with client companies. Under those arrangements, the client has generally paid all of the costs to develop the product, and has had the rights to market the product worldwide, retaining most of any gross margin, while ALZA has received royalties based on the client's sales of the product.

  In 1993, ALZA determined to pursue a business of commercialization of products by ALZA in addition to its business of developing products for commercialization by client companies that make payments to ALZA based on sales of the resulting products. To that end, ALZA formed ALZA Pharmaceuticals, its sales and marketing division, to commercialize products, and formed TDC to develop products for commercialization by ALZA Pharmaceuticals.

  ALZA Pharmaceuticals, which now has a sales force of approximately 65 people in the United States, markets Ethyol(R) (amifostine), Testoderm(R) and Testoderm(R) with Adhesive (testosterone) transdermal system and the Mycelex(R) (clotrimazole) Troche and co-promotes Duragesic(R) (fentanyl) CII, Hexalen(R) (altretamine), NeuTrexin(R) (trimetrexate glucuronate) and the ENACT AirWatch(TM) System. In addition, ALZA continues to explore, on an ongoing basis, the possibility of acquiring or licensing, from third parties, products in ALZA Pharmaceuticals' therapeutic categories of interest: urology, endocrinology, pain management and oncology/AIDS.

  During the past four years, ALZA has made significant progress in developing products for commercialization by ALZA. ALZA and TDC together have undertaken the development of a number of products, including the Identified Products, several of which are in human clinical trials. An NDA has been filed with the FDA requesting clearance to market a non-scrotal Testoderm(R) product developed by ALZA and TDC.

  ALZA's growing product commercialization business offers the potential rewards inherent in the direct commercialization of pharmaceutical products; however, the development of products for commercialization by ALZA requires the investment by ALZA of substantial resources in product selection and development, including clinical evaluation and regulatory activities. When ALZA develops products for commercialization by ALZA, ALZA must bear most or all of the risk and expenses of product development and commercialization and has the opportunity to retain all or most of any gross margin resulting from sales of the product. Therefore, the risk/reward profile is significantly different from that of ALZA's traditional client-sponsored/royalty-based business, in which ALZA's clients bear most of the expenses and risks associated with product development and commercialization activities, and make payments to ALZA (generally in the form of royalties) based on their sales of the products developed jointly with ALZA. Such payments to ALZA generally represent a relatively small portion of the total gross margin.

  Notwithstanding the growth of ALZA's product commercialization business, ALZA's operating income currently is derived predominantly from the client-sponsored/royalty-based business. ALZA would like to maintain and increase that business, while continuing to expand ALZA's product commercialization business.

  ALZA believes that the formation of Crescendo to fund the development of products for commercialization by ALZA, and the arrangements between ALZA and Crescendo, will provide ALZA with the opportunity to continue to pursue and expand, more quickly than would otherwise be possible, its product commercialization business. The primary factors that make this opportunity possible for ALZA and Crescendo are:

  . ALZA's broad base of proprietary drug delivery technologies and extensive product development capabilities, when combined with therapeutic agents selected from those available because they are off-patent, will come off-patent during the next several years, or are available for license, can yield important new pharmaceutical products with significantly improved cost-benefit characteristics.

  . The increasing concentration of pharmaceutical product purchasing decisions in large managed care organizations is resulting in greater focus on the cost-benefit characteristics of pharmaceutical products. ALZA's drug delivery products are designed to provide benefits (such as increased efficacy, reduced side effects or increased patient compliance) that result in a lower cost of patient care.

  . It is possible to market pharmaceutical products effectively through a small, focused direct sales force such as that of ALZA Pharmaceuticals.

  . It is possible to realize increased value through initial product selection and development of new pharmaceutical products resulting from the generally enhanced returns available in the pharmaceutical industry to companies that undertake the upfront risks associated with the initial selection and development of products, whether such products are ultimately marketed by those companies or pursuant to arrangements with third parties.

  ALZA believes that the arrangements with Crescendo will significantly benefit ALZA security holders by:

  . continuing to separate the risks associated with developing products for commercialization by ALZA from ALZA's traditional focus on developing products for marketing by client companies;

  . allowing individual security holders of ALZA to increase or decrease their level of participation in the business of developing of products for commercialization by ALZA by varying their level of investment in Crescendo;

  . obtaining for ALZA the exclusive right to commercialize any successfully developed Crescendo Product, assuming ALZA's exercise of the License Option with respect to such product or exercise of the Purchase Option, thereby making it possible for ALZA to capture a potentially greater return on the products developed with Crescendo than would otherwise be possible from products developed for commercialization by client companies; and

  . allowing ALZA's near-term financial results to continue to reflect principally its traditional client-sponsored business, by providing ALZA with research and development revenues from Crescendo to reimburse ALZA for Development Costs incurred by ALZA.

  After reviewing ALZA's goals and objectives and considering other possible methods of continuing to pursue its growing product commercialization business, ALZA's management and Board of Directors believe that continuing to pursue that business through the formation of Crescendo and the Distribution will significantly benefit the ALZA security holders. The Board of Directors' final approval of this transaction was conditioned upon the advice and the delivery of a written opinion of Merrill Lynch. Merrill Lynch has delivered an
opinion dated August   , 1997, substantially to the effect that, based upon
the factors recited in such opinion and the actions described below, (i) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of ALZA set forth above, (ii) from a financial point of view, the Distribution is fair to ALZA's stockholders and (iii) from a financial point of view, the basis on which Crescendo Shares will be distributed to ALZA's Debenture Holders is fair and appropriate in light of the basis on which Holders of ALZA Common Stock are participating.

  In delivering its opinion, Merrill Lynch has undertaken, among other things, the following actions: (a) a review of the Prospectus and certain other material documents; (b) discussions with members of senior management of ALZA with respect to the businesses and prospects of ALZA and Crescendo and the strategic objectives of each; (c) discussions concerning the Distribution with other representatives and advisors of ALZA; (d) a review of financial and other information concerning ALZA (with and without Crescendo) that was either publicly available or was furnished to it by ALZA; (e) a review of historical prices and trading volumes of the ALZA Common Stock and the Debentures; (f) a review of the terms and conditions of the Debentures and the Indentures pursuant to which the Debentures were issued (including those contained in Section 11.10 of the Indenture governing the 5 1/4% Debentures and those contained in Section 14.5(d) of the Indenture governing the 5% Debentures, which both provide that no adjustment to the conversion ratio for the Debentures need be made if the Debenture Holders are to participate in the transaction "on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate" in such transaction); (g) a review of the terms and conditions of transactions that are similar to the transactions contemplated in connection with the Distribution; and (h) a review of such other financial studies and analyses as it deemed to be appropriate.

  The opinion states that Merrill Lynch has relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available (including the information contained in this Prospectus), and Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of ALZA (with or without Crescendo) or been furnished with any such evaluation or appraisal. In connection with this opinion, Merrill Lynch has not been asked to, nor has it provided any opinion as to, the valuation or future performance of Crescendo as an independent public company following the Distribution.

  In its opinion, Merrill Lynch does not opine on or give assurances of the price at which the shares of ALZA Common Stock, the Debentures or the Crescendo Shares will actually trade after announcement of the Distribution. The opinion notes that such trading following the Distribution may be characterized by a redistribution among existing stockholders and other investors and that accordingly the shares of ALZA Common Stock and the Crescendo Shares may trade during such period at prices below those at which they would trade on a fully distributed basis. In addition, the opinion does not address whether the funds invested by ALZA or Crescendo will be adequate to accomplish the objective of successfully developing Crescendo Products.

  ALZA will pay Merrill Lynch a fee of $2.5 million for its services in connection with the Distribution. The receipt of this fee is contingent upon the consummation of the Distribution. Merrill Lynch will also be reimbursed for up to $125,000 of expenses that it has incurred or will incur in rendering its services. ALZA has agreed to indemnify Merrill Lynch against certain liabilities and expenses in connection with its services as financial advisor. Merrill Lynch has from time to time performed various investment banking and financial advisory services for ALZA.

  Merrill Lynch, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. ALZA selected Merrill Lynch as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Distribution.

  Although Merrill Lynch participated in certain of the discussions regarding the Distribution, the terms of the Distribution were determined by ALZA's Board of Directors.

                             BUSINESS OF CRESCENDO

BACKGROUND

  Crescendo was formed to select and develop human pharmaceutical products for commercialization, most likely through licensing to ALZA. It is anticipated that most of the products to be developed by Crescendo (including the Identified Products) will be products combining ALZA's proprietary controlled drug delivery technologies with therapeutic agents that are off-patent, will be off-patent by the time of commercialization of the product or are (or will be) available for license from third parties. The therapeutic agents may include, among other things, chemical entities, proteins or peptides. Crescendo may also fund the development of pharmaceutical products licensed in by ALZA or Crescendo in therapeutic categories of interest to ALZA that do not use ALZA drug delivery technology, but that complement ALZA's product pipeline or otherwise may provide a significant commercialization opportunity for ALZA Pharmaceuticals' targeted sales force. Crescendo may also fund Technical Evaluations of proprietary therapeutic agents of third parties which may be available for license or other collaborative arrangements.

  In order to conduct its business, Crescendo will depend substantially on ALZA for rights to use ALZA Technology, for research and development activities, for administrative services and, if ALZA exercises any License Option, for the commercialization of Crescendo Products. Crescendo may also perform directly, or engage other third parties to perform on its behalf, some of these activities. However, it is likely that ALZA will be responsible for executing substantially all of the operational activities necessary for Crescendo's business, and that Crescendo's funds will be used primarily to fund these activities under the Development Agreement and the Services Agreement and to pay the Technology Fee. Crescendo's Board of Directors will be responsible for determining which products will be pursued, and for approving the work plans and cost estimates therefor. Crescendo's Chief Executive Officer will supervise and review ALZA's ongoing activities on behalf of Crescendo. See "Risk Factors--Dependence on ALZA for Personnel and Facilities."

  ALZA will contribute to Crescendo a total of $300 million in cash prior to the Distribution. In the early years, Crescendo's only revenues are expected to be from investment income. In later years, if ALZA were to exercise its License Option for any Crescendo Product, or if a Crescendo Product were commercialized by Crescendo itself or by a third party on behalf of Crescendo, Crescendo would derive revenues from sales of the Crescendo Product or from fees paid to Crescendo by third parties for the rights to commercialize the Crescendo Product.

THE CONCEPT OF "THERAPEUTIC DISCOVERY"

  The therapeutic value of a pharmaceutical product is determined by its efficacy, safety and level of patient compliance with required treatment regimens. Products developed by ALZA currently on the market demonstrate that combining appropriate drug delivery technology with existing therapeutic agents can lead to the discovery and development of important new pharmaceutical products that can provide significant improvements in one or more of these parameters, compared with the results achieved with the same therapeutic agents in traditional dosage forms. ALZA calls this process of discovering new pharmaceutical products by identifying and achieving the appropriate patterns and levels of the therapeutic agent required to optimize therapy the "therapeutic discovery process." Development of the Identified Products commenced with, and has been undertaken using, the therapeutic discovery and development process, and the selection and development of other Crescendo Products will also use this process.

CRESCENDO PRODUCT DEVELOPMENT PROGRAMS

  The therapeutic discovery and development process usually encompasses four successive stages: candidate identification, feasibility evaluation, initial product development and final product development. However, in the case where a Crescendo Product is licensed from a third party or where ALZA recommends a Technical Evaluation Product for further development as a Crescendo Product, such product may enter the therapeutic discovery and development process after one or more of these stages.

  Candidate Identification. During this first stage of the therapeutic discovery and development process, potential Crescendo Products will be identified and evaluated based on such factors as the likelihood that controlled drug delivery could meaningfully enhance therapeutic value; the projected technical feasibility of achieving controlled drug delivery; the availability of well-defined clinical endpoints; access to a discrete patient population for clinical trials; an acceptable source of the therapeutic agent being considered; the regulatory approval status of the therapeutic agent; the potential market opportunity; the fit with ALZA Pharmaceuticals' product pipeline; the relationship with ALZA's current targeted therapeutic areas (urology, endocrinology, pain management and oncology/AIDS); and the projected total Development Costs.

  The costs and time for the candidate identification stage are expected to vary significantly depending on the attractiveness and complexity of the candidate. The process for a candidate that is fully evaluated is expected to take up to six months and cost between $50,000 and $250,000. During the term of the Development Agreement, approximately $1 million to $2 million per year is expected to be allocated to this process.

  After completion of the candidate identification stage, ALZA may propose a specific therapeutic agent, combined with a specific ALZA therapeutic system, for development as a Crescendo Product. Such proposal will be supported by appropriate documentation of the product rationale, based largely on the factors described above. The proposal will include a detailed work plan and cost estimate, with well-defined decision points where possible, for the next stage of development under the Development Agreement, as appropriate, and an estimation of major activities and the total costs for full development through FDA clearance to market the product in the United States (a preliminary lifetime plan). Similar proposals will be made each time ALZA recommends a product licensed from a third party or a Technical Evaluation Product for further development funded by Crescendo. Only when Crescendo accepts such a proposal, including the proposed work plan and cost estimate for the next stage of development, will the product (including any licensed in product or Technical Evaluation Product) recommended by ALZA for further development become a "Crescendo Product" under the Development Agreement.

  Feasibility Evaluation. After selection of a Crescendo Product based on the foregoing and other factors, technical feasibility will be evaluated. Using established preclinical screening techniques, the therapeutic agent generally will be assessed for incorporation into the selected ALZA therapeutic system. After preclinical screening, a small clinical evaluation of the therapeutic agent may be undertaken to test whether an improved predefined clinical endpoint is achievable by changing the route, rate and/or duration of drug delivery from those of currently available dosage forms. This second stage of the therapeutic discovery and development process generally is expected to take three to 15 months and to cost between $200,000 and $3 million for each Crescendo Product that incorporates an ALZA drug delivery system.

  Initial Product Development. After completion of feasibility evaluation, ALZA will recommend whether initial product development should commence by proposing a work plan and cost estimate covering such activities. The initial product development stage will include product formulation, development or refinement of analytical methods, in vitro testing of prototypes, establishment of a small-scale manufacturing process, fabrication of experimental systems, preclinical in vivo testing, initiation of stability studies, production of clinical lots, preparation of an appropriate FDA submission (e.g., an Investigational New Drug Application ("IND") or an IND amendment) if the Crescendo Product is to be tested in the United States in humans, and the planning of initial clinical trials. Small-scale human clinical trials will then be conducted to test the performance of the Crescendo Product. Initial product development generally is expected to take between 18 and 36 months and to cost between $2 million and $8 million for each Crescendo Product that incorporates an ALZA drug delivery system.

  Final Product Development. After completion of initial product development, ALZA will recommend to Crescendo whether final product development of the Crescendo Product should proceed by proposing a work plan and cost estimate covering such activities. The final product development stage typically will begin with expanded human clinical trials to demonstrate whether the Crescendo Product produces the desired therapeutic effect in the targeted patient population. Non-clinical activities will include raw materials testing, refinement of the product formulation, fabrication of additional clinical lots, scale-up of the manufacturing process to pilot production levels (and later, to commercial levels) and finally, submission for regulatory clearance to market the Crescendo Product. During the regulatory clearance process, product manufacturing, quality assurance and stability studies will continue, as well as any other activities required to obtain such marketing clearance. Final product development through review of an NDA by the FDA is generally expected to cost between $15 million and $40 million or more for each Crescendo Product that incorporates an ALZA drug delivery system, and to take from three to seven years or longer.

  Work Plans and Cost Estimates. All development activities under the Development Agreement will take place pursuant to work plans and cost estimates submitted by ALZA and accepted by Crescendo. Each work plan and cost estimate will be revised from time to time to reflect the best estimate of the work to be performed and the cost and timing of that work. In addition, each work plan and cost estimate for a Crescendo Product will be updated and reviewed no less frequently than at the end of each stage of development prior to a decision as to whether or not to proceed to the next stage of development. Each Crescendo Product will also have a lifetime development plan, which is expected to be updated at least every six months.

THE IDENTIFIED PRODUCTS

  The Identified Products are currently under development by ALZA. Until August 1997, the Identified Products were under development by ALZA on behalf of TDC. ALZA formed TDC to develop and commercialize, most likely through licensing to ALZA, products incorporating ALZA's drug delivery systems. ALZA contributed $250 million to TDC in connection with the distribution of TDC common stock to ALZA stockholders in 1993. From 1993 until August 1997, ALZA and TDC made significant progress in developing a number of products, several of which are in human clinical trials. ALZA licensed two products from TDC during this period, and an NDA was filed with the FDA requesting clearance to market one of these products. In August 1997, TDC exhausted all of its funds available for product development and could no longer fund the development of the Identified Products (or any of its other products). ALZA has exercised its option to acquire the shares of TDC and, as a result, through its ownership of TDC, ALZA has rights to the Identified Products.

  Under the ALZA/Crescendo Agreements, Crescendo will own the Identified Products. The Development Agreement provides that, after the Distribution, Crescendo will reimburse ALZA for the Development Costs of the Identified Products from the date on which TDC ceased funding their development through October 31, 1997. Such Development Costs are expected to total between
$        million and $        million for all of the Identified Products for
such period. This arrangement is intended to ensure that development of the Identified Products continues uninterrupted through and beyond the Distribution. To continue development of an Identified Product beyond October 31, 1997, ALZA must propose and Crescendo's independent Board of Directors must accept an additional work plan and cost estimate for that Identified Product. It is expected that ALZA will recommend such additional work plans and cost estimates to Crescendo by October 1, 1997. See "Risk Factors--No Assurance of Successful Completion of Identified Products or Selection or Development of Other Crescendo Products."

  OROS(R) oxybutynin. OROS(R) oxybutynin is a once-a-day tablet utilizing ALZA's proprietary OROS(R) technology, which delivers oxybutynin for the treatment of urge urinary incontinence. An estimated five million to seven million people in the United States suffer from the condition, with an increased incidence in the elderly and in women. Incontinence is a major factor leading to institutionalization of the elderly. Prescription therapies are currently available; however, patients often discontinue therapy due to intolerable anticholinergic side effects (such as dry mouth and drowsiness). In addition, currently available therapies are generally administered two to four times per day.

  The OROS(R) oxybutynin product is designed to provide efficacy equal to or greater than currently available therapies, with reduced side effects. The product is in Phase III clinical trials. Following NDA submission, additional clinical trials are planned, as well as manufacturing scale-up and related activities. Approximately $40 million of Development Costs are currently estimated for completion of all clinical and technical activities for three dosage strengths of the product through submission and FDA review of the NDA.

  DUROS(TM) leuprolide. The DUROS(TM) leuprolide product is a small osmotically-driven implantable product designed to deliver leuprolide continuously for up to 12 months to provide palliative treatment of prostate cancer. Prostate cancer is the most common malignancy diagnosed in men, with more than 300,000 new cases estimated in the United States in 1996.

  Currently available leuprolide therapy consists of depot injections every one to four months. The 12-month DUROS(TM) leuprolide system is designed to be implanted in the patient's arm by the physician in his or her office in a brief, simple procedure. Treatment can be discontinued at any time through removal of the system by the physician.

  The DUROS(TM) leuprolide product is currently in Phase I/II clinical trials. Approximately $60 million of Development Costs are currently estimated for completion of development and clinical testing of the product through submission and FDA review of the NDA.

  OROS(R) methylphenidate. OROS(R) methylphenidate is a once-a-day treatment for Attention Deficit Disorder/Attention Deficit Hyperactivity Disorder (ADD/ADHD). Approximately three million children and adults in the United States were treated for this condition in 1996. Current therapies for ADD/ADHD have short duration, with a "rebound" of inattention occurring near the end of the dosing period. Although there is a once-a-day treatment currently available, the most commonly prescribed treatment regimen requires two or three doses per day. This regimen requires dosing for children during the school day, which can result in failure to take the required medication, stigma, and possible illegal diversion of the medication.

  The OROS(R) methylphenidate product under development is intended to offer once-daily dosing in the morning, while matching the efficacy of tablets dosed every four to five hours. Initial pharmacological studies have supported the effectiveness of the delivery pattern that the product is being designed to provide.

  Preparations are underway for Phase II clinical trials of the product. Approximately $47 million of Development Costs are currently estimated through submission and FDA review of the NDA.

  IUTS progesterone. The IUTS progesterone product is an intrauterine system designed to provide the progestin component of hormone replacement therapy in post-menopausal women. Approximately 10 million women in the United States are currently receiving hormone replacement therapy. Because the use of unopposed estrogen as hormone replacement therapy has been shown to increase the risk of endometrial hyperplasia, a woman with an intact uterus is typically prescribed a progestin to be taken in conjunction with estrogen. Synthetic oral progestins are effective, but their use is often discontinued due to side effects such as headache, bloating, weight gain, mood swings and breast tenderness.

  The IUTS progesterone product delivers the natural hormone progesterone directly to the uterus and is designed to provide appropriate levels of progesterone for 18 to 24 months after insertion. The product is designed to protect the patient from endometrial hyperplasia, with reduced side effects.

  The IUTS progesterone product is in Phase III clinical trials. Approximately $24 million of Development Costs are estimated for completion of the clinical development of the product through submission and FDA review of the NDA.

  D-TRANS(TM) testosterone matrix. D-TRANS(TM) testosterone matrix is a follow-on transdermal testosterone product for ALZA's Testoderm(R) product line, which currently includes two marketed products (Testoderm(R) and Testoderm(R) with Adhesive, both designed for scrotal placement) and a third product, non-scrotal Testoderm(R), the NDA for which is on file with the FDA. ALZA's Testoderm(R) products deliver approximately six milligrams of testosterone per system, providing testosterone replacement therapy for hypogonadal males. Up to one million men in the United States are believed to suffer from low testosterone levels; however, only approximately 200,000 are currently being treated. Common therapies consist of oral tablets (which may be associated with liver toxicity) and injections (which result in fluctuating testosterone levels).

  While the use of transdermal testosterone products is growing, some patients find that the currently available patches are inconvenient or difficult to wear, or cause skin irritation. The D-TRANS(TM) testosterone matrix product is designed to be small, thin and more comfortably worn than the currently available transdermal products. The matrix technology used in the product utilizes a unique combination of materials and a new manufacturing technique to produce a thin, flexible and "patient friendly" transdermal patch that can be worn on the arm or torso. This new technology has not yet been scaled up to commercial production levels.

  The product is currently in Phase I/II clinical trials. Approximately $29 million of Development Costs are currently estimated through submission and FDA review of the NDA.

  E-TRANS(TM) LHRH (luteinizing hormone releasing hormone). The E-TRANS(TM) LHRH product is designed to provide a simple, effective treatment of infertility resulting from ovulation problems. Approximately two million women in the United States are estimated to suffer from infertility, and more than 15% of those are believed to have problems related to ovulation. Injections of hormones known as gonadotropins can be effective, but are painful and inconvenient to administer as prescribed. In addition, they can result in up to a 20% incidence of multiple birth pregnancies. A pump is available for the administration of LHRH, a natural hormone involved in the ovulation process; however, its use involves an invasive and inconvenient procedure.

  The E-TRANS(TM) LHRH product is being designed to provide a convenient, painless and unobtrusive alternative to the pump and injections, with equal or greater efficacy. The product is currently in preclinical development. Approximately $7 million of Development Costs are currently estimated through completion of proof of principle studies, designed to test whether the product meets its initial targeted performance specifications. Development of this product is not expected to be completed prior to the exhaustion of Available Funds.

  E-TRANS(TM) (skin interface technology) insulin. The E-TRANS(TM) (skin interface technology) insulin product combines ALZA's E-TRANS(TM) electrotransport system, and ALZA's new skin interface technology, with insulin for the treatment of Type I and Type II diabetes. The skin interface technology has been found to increase drug transport through intact skin, thereby allowing delivery of large molecules, such as insulin, with reduced current density.

  It is estimated that approximately three million people in the United States use insulin for the treatment of diabetes. The current worldwide market for insulin products is over $2 billion per year. Insulin products are predominantly injectables, which can be inconvenient and painful. The E-TRANS(TM) (skin interface technology) insulin product, in the early research stage, is being designed to deliver insulin to control blood glucose levels. To date, only preliminary research and development activities have been conducted. Approximately $2 million of additional Development Costs are currently estimated through completion of proof of principle studies, designed to test whether the product meets its initial targeted performance specifications. Development of this product is not expected to be completed prior to the exhaustion of Available Funds.

TECHNICAL EVALUATION PRODUCTS

  In certain circumstances, where an opportunity is considered potentially attractive but a proprietary therapeutic agent is not immediately available for licensing from a third party, limited technical evaluation activities may be proposed by ALZA to Crescendo and undertaken to determine the suitability of the therapeutic agent in an ALZA drug delivery system or to induce the third party to license the therapeutic agent to ALZA or Crescendo or otherwise to collaborate with ALZA and Crescendo in the development of a product. Upon completion of a Technical Evaluation, ALZA may propose the development of a Crescendo Product based upon such Technical Evaluation. If ALZA does not make such a proposal, any product that may ultimately result from further activities by ALZA alone, or by ALZA and a third party, and that is commercially sold, will be a Technical Evaluation Product for which Crescendo will be entitled to Technical Evaluation Product Payments.

  It is expected that, pursuant to the Development Agreement, ALZA will propose three to five Technical Evaluations per year. Each proposal for a Technical Evaluation will be supported by appropriate documentation of the product rationale and, as appropriate, a material transfer agreement, and will include a work plan and cost estimate for such Technical Evaluation. If Crescendo accepts such a proposal and the accompanying work plan and cost estimate, the candidate will become a Technical Evaluation Product under the Development Agreement. A Technical Evaluation is expected to take less than nine months and to cost between $200,000 and $1 million. During the term of the Development Agreement, up to $4 million per year is expected to be allocated to such activities.

POTENTIAL DEVELOPMENT EXPENDITURES

  Based on ALZA's experience in other product development programs, Available Funds are expected to be expended pursuant to the Development Agreement over a period of approximately three to four years as follows:

                                           1997*    1998    1999   2000  2001
                                           ------ -------- ------ ------ -----
                                                      (IN MILLIONS)
Candidate Identification, Feasibility
 Evaluation and Technical Evaluation...... $ 6- 8 $ 14- 20 $ 6- 8 $ 6- 8 $0- 6
Initial and Final Product Development.....  32-39   92-100  65-75  32-42  0-14
                                           ------ -------- ------ ------ -----
  Total................................... $38-47 $106-120 $71-83 $38-50 $0-20
                                           ====== ======== ====== ====== =====

--------
*beginning August 1997

  These estimates will change as Crescendo Products are selected and developed. Because of the long-range nature of any pharmaceutical product development plan, development of a particular product or products could accelerate, slow down or be discontinued, technology or products could be purchased or licensed, and other unforeseen events could occur, all of which would significantly affect the timing and amount of expenditures. See "Risk Factors--No Assurance of Successful Completion of Identified Products or Selection or Development of Other Crescendo Products."

ALZA TECHNOLOGY LICENSED TO CRESCENDO

  Crescendo will be entitled to use ALZA Technology subject to payment of the Technology Fee for existing ALZA Technology relating to the Identified Products. ALZA Technology includes a broad range of therapeutic systems that can improve the therapeutic value and cost-effectiveness of existing therapeutic agents by increasing efficacy, decreasing side effects and/or increasing patient compliance with required treatment regimens. These improvements can be achieved by a number of different means, including changing the pharmacodynamic and pharmacokinetic properties of a therapeutic agent and reducing the frequency and difficulty of administering the therapeutic agent. The ALZA Technology licensed to Crescendo includes existing ALZA technology and will also include new technology developed or licensed in by ALZA. The following is a description of some ALZA Technology that may be incorporated in Crescendo Products.

  Transdermal Systems. ALZA's D-TRANS(TM) transdermal therapeutic systems provide for the controlled delivery of drugs directly into the bloodstream through intact skin. Transdermal systems are well suited for the delivery of potent drugs that are poorly absorbed and/or extensively metabolized when administered orally. ALZA's transdermal products are thin multilayer systems, in the form of small adhesive patches, that combine a drug reservoir with a polymer membrane or other mechanism for controlled drug release to the surface of intact skin, and hence to the bloodstream. To date, seven ALZA-developed D-TRANS(TM) products have been cleared for marketing by the FDA and commercially introduced in the United States and other countries by ALZA and its pharmaceutical company clients. The transdermal products developed by ALZA and presently marketed in the United States as well as in other countries are:
Transderm Scop(R) (scopolamine), Transderm-Nitro(R) (nitroglycerin), Catapres-TTS(R) (clonidine), Estraderm(R) (estradiol), Duragesic(R) (fentanyl) CII, NicoDerm(R) CQ(TM) (nicotine), Testoderm(R) (testosterone) and Testoderm(R) with Adhesive. A number of additional transdermal products are in various stages of development and testing.

  Oral Osmotic Systems. ALZA's OROS(R) therapeutic systems deliver therapeutic agents to the gastrointestinal tract at a predetermined controlled rate. These systems resemble conventional tablets or capsules in appearance, but use osmosis to provide pre-programmed, controlled drug delivery. An OROS(R) system comprises a polymer membrane with one or more laser-drilled holes surrounding a core containing the drug or drugs, with or without osmotic or other agents. Water from the gastrointestinal tract is drawn by osmotic pressure through the membrane at a controlled rate into the drug core, causing the drug to be released in solution or suspension at a predetermined controlled rate out of the laser-drilled hole(s). OROS(R) systems are well suited for delivering therapeutic agents throughout the gastrointestinal tract in constant, programmed delivery for local treatment or systemic absorption. Seven ALZA-developed OROS(R) products are marketed in the United States and other countries by ALZA's client companies. The OROS(R) products currently marketed are: Procardia XL(R)/Adalat CR(R) (nifedipine), Acutrim(R) (phenylpropanolamine), Alpress(R) LP (prazosin), Volmax(R) (albuterol), Glucotrol XL(R) (glipizide), Covera-HS(TM) (verapamil) and DynaCirc CR(R) (isradipine). Three cold/allergy products, OROS(R) pseudoephedrine, OROS(R) chlorpheniramine and OROS(R) pseudoephedrine/brompheniramine, have received FDA clearance for marketing in the United States. A number of OROS(R) products are in various stages of development and testing or are awaiting regulatory clearance.

  Other oral delivery technologies currently available for use in the development of products by ALZA include:

  . Chronset(R). ALZA's Chronset(R) technology, currently in development for oral delivery of proteins and peptides, provides for a predetermined delay in the release of active therapeutic agents from an orally administered capsule. In the Chronset(R) system, water permeating a semi-permeable portion of the capsule causes the capsule to separate, releasing the active therapeutic agents in bolus fashion. The time of separation is precisely controlled, localizing delivery of the active therapeutic agents to the area of the gastrointestinal tract where absorption may be optimal. Prior to release, the active therapeutic agents are protected from the gastrointestinal fluids. Active components in a Chronset(R) system can include both a therapeutic agent and permeation enhancers which facilitate drug absorption at the site of release.

  . Push-Stick and Push-Layer. The Push-Stick oral osmotic system can deliver large quantities of poorly soluble drugs on a once-a-day basis. The Push-Layer oral osmotic system has the same capability, but has the added feature of multiple drug layers of any number and thickness. In this way, a wide variety of drug delivery profiles (delayed, patterned or pulsatile) can be achieved, as well as multiple pulses of one or more drugs.

  . Liquid OROS(R). ALZA's Liquid OROS(R) system is similar in function to the Push-Stick system, but is designed to deliver highly insoluble liquid drug formulations or polypeptides in a zero-order fashion. A delivery orifice in the outer layers of a coated Liquid OROS(R) capsule allows controlled release of the therapeutic agent, while the internal osmotic layer pushes against the drug compartment, forcing the liquid formulation of the therapeutic agent from the system.

  . RingCap(TM). ALZA's RingCap(TM) technology has an innovative design, broad potential applicability and a potentially low manufacturing cost. By incorporating several insoluble polymeric rings around a tablet, the erosion of the tablet can be controlled, modulating the release of drug into the gastrointestinal tract. RingCap(TM) systems can deliver the total dose of drug evenly over an extended time period and should be especially well-suited to drugs requiring a large daily dose.

  E-TRANS(TM) Systems. ALZA's E-TRANS(TM) (electrotransport) systems involve the transport of drugs across intact skin through the use of an electrical potential gradient. ALZA's E-TRANS(TM) systems are thin, flexible, disposable devices similar in size and appearance to ALZA's D-TRANS(TM) transdermal systems. Electrotransport systems consist of an adhesive, a drug reservoir, electrodes and a power source/controller. Electrotransport systems are designed for the delivery of large molecules (including proteins and peptides) and potent drugs that are poorly absorbed or extensively metabolized in the gastrointestinal tract.

  DUROS(TM) Systems. ALZA's DUROS(TM) systems are designed to enable the delivery of peptides, proteins and other bioactive macromolecules arising from the biotechnology industry. These small implantable drug delivery systems have the potential to deliver macromolecules to subcutaneous sites for systemic therapy or to specific tissues; a single miniature implant may be able to provide therapy for up to one year.

  DUROS(TM) osmotic implants consist of a semipermeable membrane, an osmotic tablet, a piston, and a protective, water-impermeable drug reservoir. Following system implantation, water from surrounding tissues is imbibed through the rate-controlling membrane and into the osmotic layer at a rate that is controlled by the composition, surface area, and thickness of the membrane. The imbibed water hydrates and swells the osmotic tablet, which displaces a piston inside the reservoir, releasing the therapeutic agent at a rate equal to the inflow of water. Modifications in membrane permeability allow diversity in release rate profiles and adaptation of a system to specific delivery needs.

  DUROS(TM) osmotic implants allow rate-controlled administration of therapeutic agents not suited for oral or transdermal delivery. Designed for easy implantation and removal under local anesthesia in the practitioner's office, these systems can provide long-term therapy with a single application. Potential benefits include enhancement of patient compliance, reduction of drug dosage and side effects associated with bolus injections, and improvement in a patient's quality of life by eliminating multiple injection therapy.

  Skin Interface Technology. ALZA's skin interface technology is expected to be used in conjunction with E-TRANS(TM) and/or D-TRANS(TM) drug delivery systems to improve transport of large macromolecules that are difficult or impossible to deliver at therapeutic levels. Alternatively, it could enable E-TRANS(TM) or D-TRANS(TM) systems to be worn for shorter periods, or reduce start-up lag times, by enhancing the rate of transfer of the therapeutic agent through the skin. The skin interface technology, which is in early research, may reduce irritation induced by a therapeutic agent or a drug delivery system by providing better drug delivery distribution and lowering electrically-induced skin resistance.

GOVERNMENTAL REGULATION

  All Crescendo Products, Developed Technology Products and Technical Evaluation Products will require clearance by the FDA and comparable agencies in other countries before they can be marketed. During the initial product development stage and as required, INDs for all new products will be filed with the FDA prior to the commencement of initial (Phase I) clinical testing in human subjects in the United States. In some instances this process could result in substantial delay and expense. INDs have been filed for four of the Identified Products.

  After Phase I/II testing, which is intended to demonstrate the safety and functional characteristics of a product, extensive efficacy and safety studies in patients must be conducted. After completion of Phase III clinical testing, an NDA is submitted, and its clearance involves an extensive review process. There can be no marketing in the United States of any product for which an NDA has been submitted until that NDA has been accepted for filing and cleared by the FDA. It is impossible to determine the amount of time that will be required to obtain clearance from the FDA to market any product or the cost of obtaining such clearance.

  Whether or not FDA clearance has been obtained, marketing clearance of a product by the relevant regulatory authorities must be obtained in each foreign country before the product may be marketed in that country. The clearance procedures vary from country to country, and the time required may be longer or shorter than that required for FDA clearance. In many foreign countries, pricing and reimbursement approvals are also required. Although there are certain procedures for unified filing in the European Community, in general each country has its own procedures and requirements.

  All facilities and manufacturing techniques used for the manufacture of products for clinical use or for sale must conform with "Good Manufacturing Practices", the FDA regulations governing the production of pharmaceutical products. These regulations govern a range of activities including manufacturing, packaging, quality assurance and recordkeeping. Other FDA regulations govern labeling and advertising materials. From time to time, the FDA and other federal, state and local government agencies may adopt regulations that affect the manufacturing and marketing of pharmaceutical products. Environmental regulations may also affect the manufacture of such products. Pharmaceutical products and their manufacture often use chemicals and materials that may be classified as hazardous or toxic and/or require special handling and disposal. ALZA undertakes to minimize releases into the environment, and exposure of its employees and the public, to such materials. The cost of these activities continues to increase. Some of the therapeutic agents used in Crescendo Products (including methylphenidate and testosterone, the therapeutic agents in two Identified Products), Developed Technology Products and Technical Evaluation Products may also be regulated by the United States Drug Enforcement Administration.

PATENTS

  As of June 30, 1997, ALZA owned more than 500 United States patents and approximately 200 pending United States patent applications relating to its products and the ALZA Technology. ALZA owns in excess of 2,400 foreign patents and pending patent applications. It is expected that ALZA will attempt to secure patent coverage for each of the Crescendo Products. ALZA believes that its current patents, and patents that may be obtained in the future, are important to its future operations and to Crescendo.

  Patent protection generally has been important in the pharmaceutical industry, and the commercial success of Crescendo Products, Technical Evaluation Products and Developed Technology Products may depend, in part, upon ALZA's ability to obtain strong patent protection. Although ALZA's existing patents, pending patents, and any patents obtained in the future may be of importance to Crescendo, there can be no assurance that any additional patents will be issued or that any patents now or hereafter issued will be of commercial benefit. Some of ALZA's patents on basic drug delivery technologies have expired or will expire in the near future. Patent protection on products incorporating such technology is likely to depend on the ability to obtain patent protection on Developed Technology.

  Although a patent has a statutory presumption of validity in the United States, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims therein, and the validity and enforceability of a patent after its issuance by the United States Patent Office can be challenged in litigation. If the outcome of such litigation is adverse to the owner of the patent, third parties may then be able to use the invention pertaining to the patent, in some cases without payment. There can be no assurance that patents covering Crescendo Products, Developed Technology Products or Technical Evaluation Products, if and when issued, will not be infringed or successfully avoided through design innovation.

  It is also possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to ALZA or Crescendo. In cases where third parties are the first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent ALZA or Crescendo from using certain Developed Technology or other ALZA Technology or from marketing certain products. If licenses from third parties are necessary and cannot be obtained, commercialization of such products could be delayed or prevented. Third parties may claim that Crescendo Products infringe their patents; in such event ALZA or Crescendo would need to defend against such claims. Defense of such claims could be costly and time consuming. If licenses to the third party's patents are available, the payments required by the third parties could be significant.

  In addition, Crescendo may use substantial unpatented technology. There can be no assurance that others will not develop similar technology. See "Risk Factors--Proprietary Technologies; Unpredictability of Patent Protection."

FACILITIES AND PERSONNEL

  Crescendo is not expected to hire a significant number of employees or to acquire significant property or assets. However, pursuant to the Development Agreement, ALZA has been engaged by Crescendo to develop human pharmaceutical products under work plans and cost estimates recommended by ALZA and accepted by Crescendo. Decisions as to whether to hire employees, purchase property or assets, perform administrative functions, engage ALZA to perform administrative services under the Services Agreement, engage others to do so or engage third parties other than or in addition to ALZA to perform product development activities will be made by Crescendo.

COMPETITION

  Any Crescendo Product successfully developed under the Development Agreement will face competition both from more traditional forms of drug delivery and from alternative drug delivery systems. ALZA intends to continue its client-sponsored development activities, which may result in the development of products that compete directly with Crescendo Products, Developed Technology Products and Technical Evaluation Products. ALZA is also free to develop competitive products for its own account. See "Risk Factors--Competition."

MANAGEMENT OF CRESCENDO

  The following table provides information concerning the current officers and directors of Crescendo. Each of the directors and officers of Crescendo is employed by ALZA and has held his or her position with Crescendo since its formation.

                                                                                 AGE ON
   NAME                                  POSITION WITH CRESCENDO                 6/30/97
   ----                                  -----------------------                 -------
Dr. James W. Young...... Director, President and Chief Executive Officer            53
James Butler............ Director                                                   56
Dr. Samuel R. Saks...... Director                                                   42
David R. Hoffmann....... Vice President, Finance and Secretary                      53
Suzanne C. Martin....... Vice President, Research and Development Administration    47

  Dr. James W. Young has been ALZA's Senior Vice President, Commercial Development since 1995; he was ALZA Technology Institute's Vice President and Managing Director from June 1995 until September 1995, and he was President of Affymax N.V.'s Pharmaceuticals Division from 1992 until 1995. From 1987 until 1992, he was Senior Vice President and General Manager of Pharmaceuticals at Sepracor Inc.

  James Butler has been ALZA's Vice President, Sales and Marketing since 1993. From 1987 until 1993, he was Vice President and General Manager of Glaxo, Inc.'s corporate division. Mr. Butler is a director of Aronex Pharmaceuticals, Inc.

  Dr. Samuel R. Saks has been ALZA's Senior Vice President, Medical Affairs since 1994. From 1992 until 1994 he was ALZA's Vice President, Medical Affairs. Prior to joining ALZA, Dr. Saks was Vice President, Clinical Research, Oncology at Schering-Plough Corporation.

  David R. Hoffmann has been Vice President and Treasurer of ALZA since 1994. He has held other positions with ALZA, including Vice President, Finance and Controller, since 1976.

  Suzanne C. Martin has been ALZA's Vice President, Development Programs since 1994. She has held other positions with ALZA, including Executive Director, Project Management and Senior Director of Research and Development Administration since 1988.

  Shortly after the Distribution it is expected that Dr. Young will resign, and Dr. Gary L. Neil will be appointed to be a director and the President and Chief Executive Officer of Crescendo. Dr. Neil was a director and President and Chief Executive Officer of TDC from 1993 to 1997; he was Executive Vice President, Wyeth-Ayerst Research from 1990 to 1993, and from 1989 to 1990, he was Senior Vice President, Wyeth-Ayerst Research. Prior to 1989, Dr. Neil held various scientific and other management positions with the Upjohn Company. He is a director of Allergan Ligand Retinoid Therapeutics, Inc.

  It is expected that the two remaining current directors of Crescendo will resign shortly after Dr. Neil's appointment. Thereafter, it is expected that Dr. Neil will appoint additional directors, none of whom will be an employee of ALZA, to fill Board vacancies. Each outside director of Crescendo will receive an annual retainer, meeting fees for attending meetings of Crescendo's Board of Directors and committees of the Board of Directors and options to purchase Crescendo Shares. ALZA employees who act as officers of Crescendo do not receive any remuneration or stock options from Crescendo.

  Crescendo's Board of Directors will be classified, with each member serving for a staggered term of three years. Dr. Neil will initially be appointed to complete Dr. Young's three-year term, which will end in 2000. The classified Board may act to prevent a change in control of Crescendo because only a portion of the Board will be elected in any given year. Therefore, any person who acquired a majority of the shares entitled to vote for directors of Crescendo would generally not be able to elect a majority of the Board of Directors for two years.

SECURITY OWNERSHIP OF CRESCENDO

  Immediately prior to the Distribution, all of the outstanding Crescendo Shares will be held by ALZA. The following table sets forth the projected beneficial ownership of Crescendo Shares following the Distribution by each director and executive officer of Crescendo and all directors and officers of Crescendo as a group, as well as by any person that owns beneficially more than 5% of the outstanding shares of ALZA Common Stock.

                                      CRESCENDO SHARES PROJECTED TO BE
                                             BENEFICIALLY OWNED
                                      ---------------------------------------
                                                                PERCENT OF
                NAME                     NUMBER(1)                CLASS
                ----                  ------------------     ----------------
J.P. Morgan & Co. Incorporated
 and its subsidiaries...............              635,791(2)                  %
 60 Wall Street
 New York, NY
Brinson Partners, Inc.
 and affiliated entities ...........              321,961(3)
 209 South LaSalle
 Chicago, IL
American Express Company and
 American Express Financial
 Corporation........................              251,172(4)
 American Express Tower
 200 Vesey Street
 New York, NY
Dr. James W. Young..................                   95                    *
James Butler........................                  247                    *
Dr. Samuel R. Saks..................                  --                   --
David R. Hoffmann...................                  159(5)                 *
Suzanne C. Martin...................                  254                    *
All directors and executive officers
 as a group (5 persons).............                  755                    *

--------
 * Less than 1%
(1) Except as otherwise noted, reflects, in each case, the number of shares of ALZA Common Stock beneficially owned as of June 30, 1997, excluding shares issuable upon conversion of Debentures or exercise of options and warrants, divided by 20.
(2) Information is based on ALZA Common Stock ownership as of May 30, 1997 as provided by the holders in Amendment No. 23 to their Schedule 13G filed with the SEC relating to ALZA. Such holders may also own Debentures that would result in the distribution of additional Crescendo Shares in the Distribution.
(3) Information is based on ALZA Common Stock ownership as of February 12, 1997 as provided by the holders in Amendment No. 1 to their Schedule 13G filed with the SEC relating to ALZA.
(4) Information is based on ALZA Common Stock ownership as of December 31, 1996 as provided by the holders in their Schedule 13G filed with the SEC relating to ALZA.
(5) Mr. Hoffmann owns Debentures that would result in the receipt of an
    additional     Crescendo Shares in the Distribution.

                         SELECTED FINANCIAL DATA

Balance Sheet Data:

                                                                         JULY 7,
                                                                         1997(1)
                                                                         -------
      Cash.............................................................. $1,000
      Stockholders' Equity..............................................  1,000

(1) Crescendo was incorporated on June 26, 1997. ALZA contributed $1,000 on July 3, 1997 in exchange for 100 shares of Common Stock. Crescendo had no operations through July 7, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

  Crescendo was formed on June 26, 1997. ALZA will contribute a total of $300 million in cash to Crescendo prior to the Distribution of shares of callable Class A Common Stock to stockholders and debenture holders of ALZA. Crescendo's funds are expected to be used primarily to fund activities to be conducted under the Development Agreement with ALZA and to reimburse ALZA for the Development Costs of the Identified Products from the date TDC ceased
funding through October 31, 1997 (expected to be between $    million and $
million). ALZA's contribution, together with any investment interest earned thereon, is expected to fund such activities for approximately three to four years. Crescendo is not expected to require facilities or capital equipment of its own during the term of the Development Agreement.

  There can be no assurance, particularly given the existence of the ALZA/Crescendo Agreements, that Crescendo will be able to raise any additional capital. Such additional capital, if raised, would most likely reduce the per-share proceeds available to holders of Crescendo Shares if the Purchase Option were to be exercised. See "The Agreements and the Purchase Option--Purchase Option."

OPERATIONS

  Prior to the Distribution, Crescendo will not have conducted any operations. After the Distribution, Crescendo's operations will be conducted largely pursuant to the ALZA/Crescendo Agreements. See "The Agreements and the Purchase Option."

  In its early years, Crescendo's revenues are expected to consist solely of investment income (which will become part of the Available Funds). In later years, Crescendo could receive revenues through the commercialization of Crescendo Products either from ALZA in the form of Product Payments if ALZA were to exercise its License Option for any Crescendo Product, or otherwise if ALZA's License Option for any Crescendo Product were to expire unexercised and Crescendo were to commercialize the product alone or with a third party. Crescendo also could receive revenues from ALZA in the form of Developed Technology Royalties or Technical Evaluation Product Payments. However, Crescendo is not expected to earn substantial revenues unless or until Crescendo Products or, to a lesser extent, products incorporating Developed Technology are successfully commercialized.

  Crescendo's expenses largely will be incurred under the ALZA/Crescendo Agreements. Crescendo will have research and development expenses as a result of (i) the payment of Development Costs under the Development Agreement, most likely through reimbursements to ALZA, and (ii) payment of the Technology Fee to ALZA under the Technology License Agreement. The Development Agreement provides that, in addition to funding ongoing Development Costs, Crescendo will reimburse ALZA for the Development Costs of the Identified Products from the date on which TDC ceased funding their development through October 31,
1997. Such reimbursements are expected to total between $        million and
$         million for all of the Identified Products for such period.
Crescendo also will incur administrative expenses, which will be paid to ALZA under the Services Agreement to the extent that Crescendo engages ALZA to perform administrative services on its behalf.

  Crescendo's future cash flow obligations will derive largely from the ALZA/Crescendo Agreements. Crescendo is required to expend all of the Available Funds under the Development Agreement and to pay the Technology Fee. Crescendo is expected to utilize substantially all of the Available Funds to reimburse ALZA for its Development Costs. However, the rate at which Available Funds are expended will derive from work plans and cost estimates approved by Crescendo.

                    THE AGREEMENTS AND THE PURCHASE OPTION

TECHNOLOGY LICENSE AGREEMENT

  Crescendo and ALZA have entered into a Technology License Agreement pursuant to which ALZA has granted to Crescendo an exclusive, worldwide, perpetual license, with the right to sublicense, to use ALZA Technology solely to select and develop Crescendo Products and to conduct related activities, and to commercialize such products. ALZA will retain the right to use ALZA Technology in any other manner and for any other purpose it deems appropriate.

  In exchange for the license to use the existing ALZA Technology relating to the Identified Products, Crescendo will pay the Technology Fee to ALZA. The Technology Fee will be payable monthly over a period of three years and will be $1 million per month for the first 12 months following the Distribution, $667,000 per month for the following 12 months and $333,000 per month for the following 12 months; provided that the Technology Fee will no longer be payable at such time as fewer than two of the Identified Products are being developed by Crescendo and/or have been licensed by ALZA pursuant to ALZA's exercise of the License Option.

  Either ALZA or Crescendo may terminate the Technology License Agreement upon the occurrence of a material breach by the other party which continues for 60 days after written notice. The Technology License Agreement will automatically terminate (a) upon termination by Crescendo of the Development Agreement other than due to a breach thereof by ALZA or (b) upon termination by ALZA of the Development Agreement due to a breach thereof by Crescendo.

DEVELOPMENT AGREEMENT

  Under the Development Agreement, ALZA has agreed to perform diligently all work necessary to conduct the activities agreed upon by ALZA and Crescendo. ALZA is not required to devote any specific amount of time or resources to research and development activities under the Development Agreement, and ALZA expects to devote a substantial amount of its time and resources to activities for third party clients and for its own account. Activities under the Development Agreement will be undertaken pursuant to work plans and cost estimates proposed by ALZA and accepted by Crescendo. Crescendo may approve all or any portion of a proposed work plan and cost estimate or may determine not to approve any proposed work plan and cost estimate. Crescendo is not obligated to fund development of Crescendo Products in excess of amounts reflected in approved work plans and cost estimates. ALZA is not required to undertake activities that would result in Development Costs exceeding those in approved work plans and cost estimates.

  Under the Development Agreement, Crescendo is expected to utilize substantially all of the Available Funds to reimburse ALZA for its Development Costs. Development Costs will be determined on the same basis as charged by ALZA to its pharmaceutical company clients, and ALZA will recognize reimbursement of such amounts as research and development revenue. The corresponding research and development expenses of ALZA will offset this revenue. Under the Development Agreement, Crescendo also may use Available Funds for licensing technology, products or therapeutic agents from third parties and for the development of Crescendo Products with third parties; provided, however, that ALZA's consent will be required if such activities involve ALZA Technology or could affect ALZA's rights under any of the ALZA/Crescendo Agreements. Any agreements between Crescendo and third parties relating to Crescendo Products or Developed Technology must include appropriate provisions for the protection of ALZA Technology and Developed Technology and ALZA's rights under the ALZA/Crescendo Agreements. Subject to the foregoing, the amount and nature of the work to be performed by third parties will be determined by Crescendo.

  Pursuant to the Development Agreement, Crescendo will fund the development of the Identified Products from the date on which TDC ceased funding the development of the Identified Products through October 31, 1997. Continuation of the development of any Identified Product after that time will depend upon whether ALZA proposes, and the independent Crescendo Board of Directors accepts, additional work plans and cost estimates for such Identified Product. If Crescendo were to undertake development of each Identified Product through FDA review for marketing clearance (for five of the products) and "proof of principle" studies (for two of the products), a majority of the Available Funds would be used in the development of the Identified Products.

  Crescendo has agreed to use diligent efforts to develop Crescendo Products in accordance with approved work plans and cost estimates under the Development Agreement, most likely by paying ALZA or third parties to perform development services. Crescendo is required to spend all Available Funds under the Development Agreement. It is anticipated that Crescendo will spend the Available Funds over a period of approximately three to four years. Prior to expenditure, Crescendo will invest Available Funds in certain types of high quality marketable securities. Crescendo may not encumber, pledge or otherwise take any action with respect to Available Funds that could prevent the full expenditure of such funds under the Development Agreement. There are no restrictions on Crescendo's use of its funds other than Available Funds to conduct its business as it determines, subject to the terms of Crescendo's Restated Certificate of Incorporation and the ALZA/Crescendo Agreements.

  Unless Crescendo agrees otherwise, all Crescendo Products will be owned by Crescendo or, in the case of a product licensed from a third party (or a product incorporating a therapeutic agent licensed from a third party), exclusively licensed to Crescendo, in each case subject to the License Option. Any such exclusive license will be worldwide, will include the right to sublicense and will grant rights to Crescendo that are substantially similar to those rights Crescendo would have as the owner of such product. As between ALZA and Crescendo, ALZA will own all Developed Technology, including patents, subject to Crescendo's exclusive license to use Developed Technology to select and develop Crescendo Products and to conduct related activities, and to commercialize Crescendo Products. ALZA will determine whether and to what extent to seek patent protection for Developed Technology. If ALZA declines to seek patent protection for any technology, Crescendo will not have the right to do so. Crescendo and ALZA will share equally the costs of obtaining and maintaining patents covering Developed Technology during the term of the Development Agreement. Such costs are to be included as Development Costs under the Development Agreement.

  ALZA will pay Developed Technology Royalties to Crescendo, on a country-by-country basis, equal to 1% of Net Sales in the relevant country of each Developed Technology Product. Subject to ALZA's payment buy-out option, Developed Technology Royalties will be payable with respect to a Developed Technology Product in any country until expiration of the last to expire of the relevant patent or patents.

  ALZA will make Technical Evaluation Product Payments to Crescendo equal to 1% of worldwide Net Sales of each Technical Evaluation Product. Subject to ALZA's payment buy-out option, Technical Evaluation Product Payments will be payable with respect to a Technical Evaluation Product until seven years after the first commercial sale of such Technical Evaluation Product in the first Major Market Country in which such product is commercially sold.

  In the case where ALZA is required to make payments with respect to a product that is both a Technical Evaluation Product (by virtue of Crescendo having funded a Technical Evaluation therefor) and a Developed Technology Product (by virtue of the issuance of a patent covering such product which claims Developed Technology) in any country, the payment due for any period with respect to such product will be limited to 1% of Net Sales.

  In determining the Developed Technology Royalties and Technical Evaluation Product Payments due to Crescendo, Net Sales by ALZA will be reduced by the amount of any license payments or similar payments due to third parties from ALZA with respect to such Developed Technology Product or Technical Evaluation Product. If the Developed Technology Product or Technical Evaluation Product is an electrotransport product, this reduction is likely to include the amount of any payments due from ALZA to Medtronic, Inc. ("Medtronic") under an existing agreement between ALZA and Medtronic covering electrotransport products. It is possible that, to develop certain products using Developed Technology or Technical Evaluation Products, licenses or other arrangements with third parties may be necessary or appropriate. Such arrangements could require payments by ALZA that would reduce payments owed to Crescendo.

  ALZA has the option to buy out the right of Crescendo to receive Developed Technology Royalties and Technical Evaluation Product Payments with respect to any Developed Technology Product or Technical Evaluation Product, in each case, on either a country-by-country or worldwide basis.

  A country-by-country buy-out option may be exercised for any Developed Technology Product or Technical Evaluation Product in any country at any time after the end of the twelfth calendar quarter during which the product was commercially sold in such country. The buy-out price will be 15 times the payments made by or due from ALZA to Crescendo with respect to sales of such product in such country for the four calendar quarters immediately preceding the quarter in which the buy-out option is exercised. The global buy-out option may be exercised for any Developed Technology Product or Technical Evaluation Product at any time after the end of the twelfth calendar quarter during which the product was commercially sold in either the United States or two other Major Market Countries. The global buy-out price will be (i) 20 times (a) the payments made by or due from ALZA to Crescendo for the relevant product, plus (b) such payments as would have been made by or due from ALZA to Crescendo if ALZA had not exercised any country-specific buy-out option with respect to such product, in each case, for the four calendar quarters immediately preceding the quarter in which the global buy-out option is exercised, less (ii) any amounts previously paid to exercise any country-specific buy-out option with respect to such product.

  The Development Agreement will terminate upon the exercise or expiration of the Purchase Option; provided, however that ALZA's obligation to pay Developed Technology Royalties and Technical Evaluation Product Payments will continue if the Purchase Option expires unexercised. Either party may terminate the Development Agreement if the other party (i) breaches a material obligation thereunder or under the Technology License Agreement, the License Option Agreement or any license thereunder (if such breach continues for 60 days after written notice by the terminating party), or (ii) enters into any proceeding, whether voluntary or involuntary, in bankruptcy, reorganization or similar arrangement for the benefit of creditors. In addition, Crescendo's expenditures under the Development Agreement relating to a Crescendo Product in any country will terminate after exercise of the License Option for such Crescendo Product in such country if the development of such Crescendo Product is being continued by ALZA, alone or with a third party, and if ALZA elects not to include Crescendo in the continuing development activities related to the Crescendo Product. If ALZA does include Crescendo in such development activities, Crescendo may continue to fund all or a portion of Development Costs, even after any arrangement with the third party has been executed, subject to Crescendo's continued approval of the work plans and cost estimates for the Crescendo Product.

LICENSE OPTION AGREEMENT

  Pursuant to the License Option Agreement, Crescendo has granted the License Option to ALZA pursuant to which ALZA may, on a product-by-product and country-by-country basis, obtain from Crescendo a perpetual, exclusive license (with the right to sublicense) to develop, make, have made and use the Licensed Product and to sell and have sold the Licensed Product in the country or countries as to which the License Option is exercised (the "Territory") in exchange for specified Product Payments. ALZA may exercise the License Option with respect to any Crescendo Product on a country-by-country basis at any time until (i) with respect to the United States, 30 days after FDA clearance to market such Crescendo Product in the United States and (ii) with respect to all other countries, 90 days after the earlier of (a) clearance by the appropriate regulatory agency to market such Crescendo Product in such country, or (b) clearance by the FDA to market the Crescendo Product in the United States. The License Option will expire, to the extent not previously exercised, 30 days after the expiration of the Purchase Option. ALZA must exercise the License Option for any country no later than the date of the first commercial sale of the Crescendo Product in such country. Even if ALZA exercises its License Option with respect to a Crescendo Product, Crescendo may continue to fund the development of such product to the extent proposed by ALZA and accepted by Crescendo's Board of Directors.

  If ALZA exercises the License Option for a Crescendo Product, Crescendo and ALZA will enter into a License Agreement with respect to such product (thereafter a "Licensed Product"), and ALZA will be required to use diligent efforts to complete the development of and to commercialize such Licensed Product in each Major

Market Country covered by the License Agreement. ALZA will devote to its commercialization efforts the same resources as other pharmaceutical companies of similar size devote to products with similar market potential and similar relative importance in their product portfolios and may use reasonable discretion in allocation of its resources in performing such obligations.

  ALZA will make Product Payments to Crescendo with respect to each Licensed Product equal to: (i) 1% of Net Sales of the Licensed Product in the Territory plus (ii) an additional 0.1% of such Net Sales for each full $1 million of Development Costs of the Licensed Product paid by Crescendo. For purposes of determining the payments due for any quarter, Development Costs will be determined as of the last day of the immediately preceding calendar quarter. Because the marketing expenses associated with a newly introduced product during the first few years after launch are generally significantly higher than those for an established product, the Product Payments will not exceed 2.5% of Net Sales in the Territory, on a quarterly basis, for the first four calendar quarters during which the Licensed Product is commercially sold in the first Major Market Country, and 3% of Net Sales, on a quarterly basis, for each of the following eight calendar quarters. As a result of this provision, if a Licensed Product were to be cleared for marketing in a country or countries that are not Major Market Countries prior to marketing clearance in the first Major Market Country and Product Payments in such countries would exceed 2.5% and/or 3% of Net Sales, the Product Payment rates in such countries will not exceed 2.5% for the first four calendar quarters during which the Licensed Product is commercially sold in the first Major Market Country and 3% during the following eight calendar quarters.

  In determining the payments due to Crescendo with respect to any Licensed Product, Net Sales by ALZA will be reduced by the amount of any license or similar payments made by or due from ALZA to third parties with respect to sales of such Licensed Product in the Territory. If a Licensed Product is an electrotransport product, this reduction is likely to include the amount of any payments due from ALZA to Medtronic under an existing agreement between ALZA and Medtronic covering electrotransport products. It is possible that, to develop the Crescendo Products, licenses or other arrangements with third parties may be necessary or appropriate. Such arrangements could also require payments by ALZA that would reduce the Product Payments owed to Crescendo.

  Subject to ALZA's buy-out option described below, Product Payments will commence on the date of the first commercial sale of such Licensed Product in any country for which the License Option has been exercised. ALZA will make such Product Payments, with respect to all countries for which the License Option has been exercised, until 15 years after the first commercial sale of the Licensed Product in the first Major Market Country in which such product is commercially sold.

  ALZA has the option to buy out Crescendo's right to receive Product Payments for any Licensed Product on either a country-by-country or global basis. The payment buy-out for any particular Crescendo Product may be exercised only with respect to countries in the Territory. A country-specific buy-out option may be exercised for any Licensed Product at any time after the end of the twelfth calendar quarter during which the product was commercially sold in such country. The global buy-out option may be exercised for any Licensed Product, for all countries for which ALZA has exercised the License Option, at any time after the end of the twelfth calendar quarter during which the product was commercially sold in either the United States or two other Major Market Countries. The buy-out price in the case of a country-specific buy-out will be 15 times the Product Payments made by or due from ALZA to Crescendo with respect to Net Sales of such Licensed Product in such country for the four calendar quarters immediately preceding the quarter in which the buy-out option is exercised. The buy-out price in the case of a global buy-out will be
(i) 20 times (a) the Product Payments made by or due from ALZA to Crescendo with respect to Net Sales of the Licensed Product, plus (b) such Product Payments as would have been made by or due from ALZA to Crescendo if ALZA had not exercised any country-specific buy-out option with respect to such Licensed Product, in each case for the four calendar quarters immediately preceding the quarter in which the global buy-out option is exercised, less
(ii) any amounts previously paid to exercise any country-specific buy-out option with respect to such Licensed Product. In either case, the buy-out price will be computed as if Product Payments were not limited to 2.5% or 3% of Net Sales during early marketing as described above. At the time ALZA exercises the global buy-out option for any Licensed Product, the License Option for such product will expire for all countries for which it has not been exercised.

  If ALZA exercises the License Option for any Crescendo Product, ALZA will continue to own and have the right to use any clinical supplies, materials and other assets purchased, manufactured or developed for use in the development of such Crescendo Product under approved work plans and cost estimates (the "Development Assets"), without any additional payment to or reimbursement of Crescendo. To the extent ALZA does not exercise the License Option for any Crescendo Product prior to its expiration, or to the extent ALZA notifies Crescendo that it will not exercise its License Option for any Crescendo Product, ALZA must make Development Assets relating to such Crescendo Product available to Crescendo at no charge, unless such Development Assets are being used under the Development Agreement.

  During the term of the License Agreement for a Licensed Product, ALZA will provide quarterly reports to Crescendo detailing payments due for such period with respect to the Licensed Product. Such reports will be due 90 days after the end of each calendar quarter and will indicate the quantity and dollar amount of Net Sales of the Licensed Product, or other considerations in respect of Net Sales, during the quarter covered by such report. No more than once in each calendar year upon reasonable notice and during regular business hours, ALZA is required to make available for inspection by an independent public accountant selected by Crescendo such records of ALZA as may be necessary to verify the accuracy of reports and payments made under the License Agreement. ALZA must provide similar reports and records with respect to all Developed Technology Products and Technical Evaluation Products.

  A License Agreement may be terminated by Crescendo in the event that ALZA
(i) breaches any material obligation under the License Agreement (which breach continues for a period of 60 days after written notice by Crescendo) or (ii) enters into any proceeding, voluntary or involuntary, in bankruptcy, reorganization or similar arrangement for the benefit of its creditors. ALZA may terminate a License Agreement as to any country upon 30 days' written notice to Crescendo.

  To the extent ALZA does not exercise the License Option with respect to any Crescendo Product, Crescendo will retain exclusive rights to develop and commercialize such Crescendo Product.

PURCHASE OPTION

  The Purchase Option is set forth in Crescendo's Restated Certificate of Incorporation. Pursuant to the Purchase Option, ALZA has an exclusive, irrevocable option to purchase all, but not less than all, of the issued and outstanding Crescendo Shares. ALZA may exercise the Purchase Option by written notice to Crescendo at any time during the period beginning immediately after the Distribution and ending on January 31, 2002; provided, that such date will be extended for successive six month periods if, as of any July 31 or January 31 beginning with July 31, 2001, Crescendo has not paid or accrued expenses for at least 95% of all Available Funds pursuant to the Development Agreement. The Purchase Option will in any case terminate on the 60th day after Crescendo provides ALZA with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining, accompanied by a report by Crescendo's independent auditors. All certificates evidencing Crescendo Shares will bear a legend indicating that such Crescendo Shares are subject to the Purchase Option.

  If the Purchase Option is exercised, the exercise price (the "Purchase Option Exercise Price") will be the greatest of:

  (a) (i) 25 times the actual worldwide payments made by or due from ALZA to Crescendo with respect to all Licensed Products, Developed Technology Products and Technical Evaluation Products (and, in addition, such payments as would have been made by or due from ALZA to Crescendo if ALZA had not previously exercised its payment buy-out option with respect to any such product) for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (provided, however, that for any product which, at the time of exercise of the Purchase Option, has not been commercially sold during each of such four calendar quarters, the portion of the Purchase Option Exercise Price for such product will be 100 times the average of the quarterly payments made by or due from ALZA to Crescendo for each of such calendar quarters during which such product was commercially sold), less (ii) any amounts previously paid to exercise any payment buy-out option for any product;

  (b) the fair market value of one million shares of ALZA Common Stock determined as of the date ALZA determines to exercise its Purchase Option;

  (c) $325 million less all amounts paid by or due from Crescendo under the Development Agreement to the date the Purchase Option is exercised; or

  (d) $100 million.

  In each case, the amount payable as the Purchase Option Exercise Price will be reduced to the extent, if any, that Crescendo's liabilities at the time of exercise (other than liabilities under the Development Agreement, the Services Agreement and the Technology License Agreement) exceed Crescendo's cash and cash equivalents and short-term and long-term investments (excluding the amount of Available Funds remaining at such time). For this purpose, liabilities will include, in addition to liabilities required to be reflected on Crescendo's financial statements under generally accepted accounting principles, certain contingent liabilities relating to guarantees and similar arrangements.

  ALZA may pay the Purchase Option Exercise Price in cash, in ALZA Common Stock, or in any combination of cash and ALZA Common Stock. For the purpose of determining either the Purchase Option Exercise Price or the fair market value of the ALZA Common Stock to be issued in payment thereof, the fair market value of ALZA Common Stock shall be deemed to be the average of the closing sales price of ALZA Common Stock on the New York Stock Exchange for the 20 trading days ending with the trading day that is two trading days prior to the date of exercise of the Purchase Option.

  The closing of the acquisition of the Crescendo Shares pursuant to exercise of the Purchase Option will take place on a date selected by ALZA, but no later than 60 days after the exercise of the Purchase Option unless, in the judgment of ALZA, a later date is required to satisfy any applicable legal requirements or to obtain required consents. Between the time of exercise of the Purchase Option and the time of closing of the acquisition of the Crescendo Shares, Crescendo may not incur additional debt or operate its business other than in the ordinary course. Upon exercise of the Purchase Option, ALZA as the holder of the Class B Common Stock will be entitled to elect the majority of the Board of Directors of Crescendo.

  In the event that prior to ALZA's exercise of the Purchase Option, the number of outstanding shares of ALZA Common Stock is increased by virtue of a stock split or a dividend payable in ALZA Common Stock or the number of such shares is decreased by virtue of a combination or reclassification of such shares, then the number of shares of ALZA Common Stock used to compute the Purchase Option Exercise Price (if the Purchase Option Exercise Price is the fair market value of one million shares of ALZA Common Stock) shall be increased or decreased, as the case may be, in proportion to such increase or decrease in the number of outstanding shares of ALZA Common Stock.

DISTRIBUTION AGREEMENT

  Under the Distribution Agreement, ALZA will contribute $300 million in cash to Crescendo in exchange for the Crescendo Shares, and will distribute the Crescendo Shares to the Holders. Under the Distribution Agreement, ALZA has agreed to indemnify Crescendo's officers and directors from certain claims by third parties if ALZA exercises the Purchase Option.

SERVICES AGREEMENT

  Crescendo and ALZA have entered into a Services Agreement pursuant to which ALZA has agreed to provide Crescendo with administrative services, including accounting and legal services, on a fully-burdened cost reimbursement basis. The Services Agreement has a one-year term and will be renewed automatically for successive one-year terms during the term of the Development Agreement, until six months after the expiration of the Purchase Option. Crescendo may terminate the Services Agreement at any time upon 60 days' written notice.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion sets forth federal income tax considerations under the Internal Revenue Code of 1986, as amended (the "Code"), for Holders with respect to the Crescendo Shares, cash in lieu of fractional Crescendo Shares, or both Crescendo Shares and cash received by Holders in the Distribution. THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES OF THE ACQUISITION OF CRESCENDO SHARES BY PURCHASE OR MEANS OTHER THAN THE DISTRIBUTION. In addition, this discussion is intended only to provide general information to Holders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of Holders, e.g., foreign persons, dealers in securities, and Holders that are exempt from federal income tax. This discussion is based upon present federal income tax laws and does not attempt to anticipate changes, including changes in tax rates, that may be made under currently pending legislative proposals. This discussion assumes that the Crescendo Shares will at all relevant times constitute capital assets of the Holders. This discussion does not address state, local, or foreign tax considerations. SOME TAX CONSEQUENCES OF THE DISTRIBUTION ARE UNCERTAIN; ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS. Heller Ehrman White & McAuliffe acted as United States federal income tax counsel to Crescendo and assisted in preparing this Prospectus. Such firm has delivered a legal opinion to Crescendo to the effect that the information in this section of the Prospectus, while not purporting to discuss all tax consequences to Holders, is correct in all material respects.

TAXABILITY OF THE DISTRIBUTION TO HOLDERS OF ALZA COMMON STOCK

  The fair market value of Crescendo Shares, plus the cash intended to represent the fair market value of a fractional Crescendo Share (the "Taxable Amount"), distributed to a Holder of ALZA Common Stock is expected to constitute a dividend taxable as ordinary income. Assuming that there will be a public market for the Crescendo Shares at the time of the Distribution, the fair market value of a Crescendo Share to a Holder for this purpose is expected to be the closing trading price on the date of the Distribution or if such date is not a trading day, on the first trading day following the Distribution. However, if the Taxable Amount exceeds the Holder's allocable share of ALZA's current and accumulated earnings and profits for federal income tax purposes determined as of the end of ALZA's fiscal year ending December 31, 1997, the excess will generally be treated first as a basis-reducing, tax-free return of capital to the extent of the Holder's basis in the Holder's ALZA Common Stock, and after this basis is reduced to zero, as either short-term or long-term capital gain. ALZA's management has advised that, based on the information currently available, ALZA's accumulated earnings and profits at December 31, 1997 are expected to be such that the Taxable Amount will not exceed the Holder's allocable share of such earnings and profits.

  In early 1998, each Holder of ALZA Common Stock receiving Crescendo Shares in the Distribution will receive an Internal Revenue Service ("IRS") Form 1099-DIV reflecting the fair market value of Crescendo Shares (and any amount of cash) distributed to such Holder, as well as any portion of the taxable amount exceeding ALZA's current and accumulated earnings and profits.

  To the extent that the Taxable Amount constitutes ordinary income, it will generally be subject to back-up withholding with respect to Holders who, before the Distribution, have not provided their correct taxpayer identification numbers to ALZA on an IRS Form W-9 or a substitute therefor. Although this discussion does not generally address tax consequences of the Distribution to foreign Holders of ALZA Common Stock, such Holders should note that distribution of the Taxable Amount will generally be subject to U.S. withholding tax at the rate of 30%. This rate may be reduced by treaties to which the United States is a party. Non-resident alien individuals, foreign corporations and other foreign Holders are urged to consult their own tax advisors regarding the availability of such reductions and the procedures for claiming them.

  For corporate Holders of ALZA Common Stock, the Taxable Amount may be eligible for a "dividends-received" deduction, subject to limitations provided by the Code, and may be subject to the Code's extraordinary dividend rules, which could reduce a corporate Holder's basis in its ALZA Common Stock by the amount of the deduction.

TAXABILITY OF THE DISTRIBUTION TO HOLDERS OF ALZA DEBENTURES

  The Taxable Amount distributed to a Holder of Debentures is expected to be a taxable distribution.

  In early 1998, each Holder of Debentures receiving Crescendo Shares in the Distribution will receive an IRS Form 1099-INT reflecting the fair market value of Crescendo Shares (and any amount of cash) distributed to such Holder.

  The distribution to Holders of Debentures will generally be subject to back-up withholding with respect to individuals who, before the Distribution, have not provided their correct taxpayer identification numbers to ALZA on an IRS Form W-9 or a substitute therefor. Although this discussion does not generally address tax consequences to foreign Holders of Debentures, such Holders should note that the distribution of Crescendo Shares to them will not qualify for exemption from U.S. taxation as "portfolio interest" because it is determined by reference to dividends paid by ALZA, and that the distribution will be subject to U.S. withholding tax at the rate of 30%. This rate may be reduced by treaties to which the United States is a party. Non-resident alien individuals, foreign corporations, and other foreign persons are urged to consult their own tax advisors regarding the availability of such reductions and the procedures for claiming them.

SALE OF CRESCENDO SHARES

  Upon sale of Crescendo Shares, the Holder will have a capital gain or loss equal to the difference between the sale price and the Holder's basis in the Crescendo Shares sold. This gain or loss should be long-term if the Crescendo Shares have been held for more than one year after the Distribution. The IRS may assert, however, that the holding period of Crescendo Shares does not begin until such date as the Purchase Option expires. Ordinary income and short-term capital gain of individuals are presently subject to federal income tax at a maximum stated rate of 39.6%, while long-term capital gain is presently subject to a maximum stated rate of 28%. (The phase-out or elimination of certain deductions and exemptions at higher income levels has the effect of raising the marginal tax rate at those income levels.) Legislation currently pending in Congress may have the effect of changing the rates applicable to capital gains. There is presently no difference in tax rates between ordinary income and capital gain of corporations. Limitations may apply to deduction of capital loss.

  The basis of Crescendo Shares received in the Distribution will be the fair market value of those Crescendo Shares at the time of the Distribution.

EXERCISE OF PURCHASE OPTION.

  If ALZA exercises its Purchase Option solely by delivering ALZA Common Stock in exchange for Crescendo Shares, no gain or loss will be taxable to the Holders of Crescendo Shares upon the exchange if: (a) exercise of the Purchase Option constitutes a "plan of reorganization" for purposes of Section 368(a)(1)(B) of the Code, (b) no consideration other than ALZA Common Stock and cash in lieu of fractional shares is deemed to be paid by ALZA upon exercise of the Purchase Option, and (c) the other requirements of Section 368(a)(1)(B) are met at the time of such exchange. If the requirements for tax-free treatment are not satisfied (e.g., if ALZA delivers cash (other than cash in lieu of fractional shares) or both cash (other than cash in lieu of fractional shares) and ALZA Common Stock), Holders of Crescendo Shares will have a capital gain or loss due to ALZA's exercise of the Purchase Option equal to the difference between (a) the sum of the cash and the fair market value of the ALZA Common Stock (and any other deemed consideration) received and (b) the Holder's basis in the Crescendo Shares surrendered. Gain or loss due to the exercise of the Purchase Option should be long-term if the Crescendo Shares have been held for more than one year at the time of the exercise of the Purchase Option. The IRS may assert, however, that the holding period of Crescendo Shares does not begin until such date as the Purchase Option expires and that capital gain or loss upon exercise of the Purchase Option is therefore short-term. Limitations may apply to deduction of capital loss.

EXPIRATION OF PURCHASE OPTION

  If the Purchase Option expires unexercised, each Holder of Crescendo Shares on the date it expires may have short-term capital gain in the amount of the fair market value of the portion of the Purchase Option covering the Holder's Crescendo Shares on the date of the Distribution; any such gain would increase the Holder's basis in the Crescendo Shares. ALZA believes that the fair market value of the Purchase Option is not readily ascertainable.

                    DESCRIPTION OF CRESCENDO CAPITAL STOCK

  At the time of the Distribution, Crescendo's authorized capital stock will consist of 6,000,000 Crescendo Shares and 1,000 shares of Crescendo Class B Common Stock (together with Crescendo Shares, the "Crescendo Common Stock").

  Holders of Crescendo Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Available Funds may not be used to pay dividends. In the event of a liquidation, dissolution or winding up of Crescendo, holders of Crescendo Common Stock will be entitled to receive, pro rata, all remaining assets of Crescendo available for distribution to stockholders.

  No preemptive rights, conversion rights, redemption rights or sinking fund provisions will be applicable to Crescendo Shares. Upon completion of this Distribution, all outstanding Crescendo Shares will be fully paid and nonassessable and will not be subject to any liability for further call. The Crescendo Shares will be subject to the Purchase Option and will bear a legend to that effect. See "The Agreements and the Purchase Option--Purchase Option."

  No preemptive rights, redemption rights or sinking fund provisions will be applicable to the Crescendo Class B Common Stock. Each share of the Crescendo Class B Common Stock, all of which are held by ALZA, will automatically convert into one Crescendo Share upon such date as the Purchase Option expires.

  Until the expiration of the Purchase Option, ALZA, as the sole holder of the Crescendo Class B Common Stock, will be entitled to vote separately as a class with respect to any merger or liquidation of Crescendo, the sale, lease, exchange, transfer or other disposition of any substantial asset of Crescendo, and any amendments to the Restated Certificate of Incorporation of Crescendo that would alter the Purchase Option, Crescendo's authorized capitalization, or the provisions of the Restated Certificate of Incorporation governing Crescendo's Board of Directors. Accordingly, ALZA could preclude the holders of the Crescendo Shares from taking any of the foregoing actions during such period. Prior to exercise of the Purchase Option, the holders of Crescendo Shares and Crescendo Class B Common Stock will vote together as a class for the election of directors. Upon exercise of the Purchase Option, ALZA, as the sole holder of the Crescendo Class B Common Stock, will have the right to elect a majority of the Crescendo directors. On all other matters, holders of the Crescendo Shares and Crescendo Class B Common Stock will vote together as a single class. Holders of Crescendo Common Stock will have one vote for each share of Crescendo Common Stock held by them.

  Crescendo has a classified Board of Directors with directors serving staggered terms of three years each. Directors may not be removed by the stockholders without cause. Only the Crescendo Board of Directors, the Chairman of the Board or the President may call special meetings of the Crescendo stockholders. The approval of the holder of the Crescendo Class B Common Stock is required to amend the provisions of Crescendo's Restated Certificate of Incorporation and bylaws governing the number and classification of the Board of Directors and certain related matters. The provisions of Crescendo's Restated Certificate of Incorporation granting special voting rights to the holder or holders of the Crescendo Class B Common Stock, classifying Crescendo's Board of Directors, and eliminating the right of Crescendo stockholders to call special meetings of stockholders may inhibit a change in control of Crescendo.

                         TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Crescendo Shares is Boston EquiServe, L.P., 150 Royall Street, Canton, Massachusetts 02021, telephone
(617) 575-2000.

                                    EXPERTS

  The balance sheet of Crescendo Pharmaceuticals Corporation as of July 7, 1997 appearing in this Prospectus and the Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The statements included in this Prospectus under the caption "Federal Income Tax Consequences" have been reviewed by, and the validity of the Crescendo Shares offered hereby will be passed upon by, Heller Ehrman White & McAuliffe, Palo Alto, California, ALZA's and Crescendo's counsel. Julian N. Stern , a director and the Secretary of ALZA, is the sole employee of a professional corporation that is a member of the law firm of Heller Ehrman White & McAuliffe. Based on share ownership as of July 7, 1997, attorneys in that firm directly involved in the representation of ALZA are expected to beneficially own 5,418 Crescendo Shares immediately after the Distribution.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors......................... F-2
Crescendo Pharmaceuticals Corporation Balance Sheet and Notes to Balance
 Sheet.................................................................... F-3
Crescendo Pharmaceuticals Corporation Pro Forma Balance Sheet............. F-5

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We have audited the accompanying balance sheet of Crescendo Pharmaceuticals Corporation as of July 7, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Crescendo Pharmaceuticals Corporation as of July 7, 1997, in conformity with generally accepted accounting principles.

Palo Alto, California

July 14, 1997

-------------------------------------------------------------------------------

  The foregoing report is in the form that will be signed upon the final determination of the distribution ratios of the Company's shares by ALZA Corporation described in Note 2 to the financial statements.

                                                          /s/ Ernst & Young LLP

Palo Alto, California

August 19, 1997

                     CRESCENDO PHARMACEUTICALS CORPORATION
                                 BALANCE SHEET
                                 JULY 7, 1997

                                   ASSETS
Cash................................................................. $1,000
                                                                      ======
                       STOCKHOLDER'S EQUITY (NOTE 2)
Common Stock, $1.00 par value,
 100 shares authorized, 100 shares issued and outstanding............ $  100
Additional paid-in capital...........................................    900
                                                                      ------
  Total stockholders' equity......................................... $1,000
                                                                      ======

                            NOTES TO BALANCE SHEET

1. ORGANIZATION AND OWNERSHIP

  Crescendo Pharmaceuticals Corporation (the "Company") was incorporated on June 26, 1997 in the state of Delaware for the purpose of selecting and developing human therapeutic products combining ALZA Corporation's ("ALZA") proprietary drug delivery systems with drug compounds, or other human pharmaceutical products, and for commercializing such products, most likely through licensing to ALZA.

  The Company has not yet commenced significant operations, and its only activity to date has been the initial funding provided by ALZA, which owns all of the Company's outstanding Common Stock. Accordingly, no statement of revenue and expenses or statement of cash flows is presented.

2. COMMON STOCK

  Prior to the closing of the distribution contemplated by the Prospectus, of which this Balance Sheet is a part (the "Prospectus"), the Company intends to restate its Certificate of Incorporation to provide for Class A Common Stock and Class B Common Stock. The common stockholders and the debenture holders of ALZA will receive one share of Crescendo Pharmaceuticals Corporation Class A Common Stock for each 20 shares of ALZA Common Stock held on the record date,
for each    shares of ALZA Common Stock into which their 5% Debentures held on
the record date are convertible and for each    shares of ALZA Common Stock
into which their 5 1/4% Debentures held on the record date are convertible. The shares of the Company's Common Stock owned by ALZA on the date on which the Restated Certificate of Incorporation is filed will be converted into
1,000 shares of Class B Common Stock. On August   , 1997, the board of
directors adopted the Crescendo Stock Option Plan pursuant to which 200,000 shares of Class A Common Stock will be reserved for issuance. No options have yet been issued under such plan.

3. CERTAIN TRANSACTIONS WITH ALZA

  On August   , 1997, the Company entered into certain agreements with ALZA including a Technology License Agreement, a Development Agreement, a License Option Agreement, a Services Agreement and a Distribution Agreement. In addition, under the Company's Restated Certificate of Incorporation, ALZA will have an option, for a specified period, to purchase all of the outstanding shares of Class A Common Stock.

  Under the terms of the Technology License Agreement, ALZA has granted Crescendo a worldwide license to use certain ALZA technology solely to select, develop and commercialize products accepted for development by Crescendo under the Development Agreement. In exchange for the license to use existing ALZA technology related to certain specified products, Crescendo will pay ALZA a fee (the "Technology Fee") monthly over a maximum period of three years as follows: $1 million per month for 12 months, $667,000 per month for the following 12 months and $333,000 per month for the following 12 months.

  Crescendo is required to spend all of the funds contributed by ALZA plus any investment income earned thereon, less (i) Crescendo's reasonable ongoing administrative expenses, (ii) the Technology Fee and (iii) reserves of up to $2 million (the "Available Funds"), under the Development Agreement for the selection and development of human pharmaceutical products. Crescendo is expected to utilize substantially all of the Available Funds to reimburse ALZA for the costs of these activities. Crescendo will own (or have an exclusive license to) the resulting products. In addition, ALZA will be required to make certain payments to Crescendo with respect to products incorporating proprietary agents of third parties which are not developed under the Development Agreement, but for which a technical evaluation has been conducted under the Development Agreement, and with respect to products incorporating technology developed or otherwise obtained pursuant to the Development Agreement.

  Under the Services Agreement, ALZA will provide Crescendo with administrative services, including accounting and legal services.

  Under the Development Agreement and the Services Agreement, ALZA's charges to Crescendo will consist of ALZA's fully-burdened cost of the services provided (salaries and fringe benefits, plus overhead) and outside expenses incurred, charged at cost, which Crescendo believes is the same basis as charged by ALZA to its pharmaceutical company clients.

4. ACCOUNTING FOR REVENUES AND EXPENSES

  The Company's revenues in early years will consist solely of investment income. In later years the Company may also derive revenues from the sale of its products, most likely through sale of the products by third parties. Royalty and other product revenue will be recorded as earned.

  The Company expects to incur most of its expenses under agreements with ALZA. Development Costs paid to ALZA under the Development Agreement, and the Technology Fee paid to ALZA under the Technology License Agreement, will be recorded as research and development expenses when incurred. Amounts paid to ALZA under the Services Agreement will be recorded as administrative expenses when incurred.

                     CRESCENDO PHARMACEUTICALS CORPORATION
                            PRO FORMA BALANCE SHEET
                                  JULY 7, 1997

  The following pro forma balance sheet should be read in conjunction with the audited balance sheet and notes of Crescendo Pharmaceuticals Corporation as of July 7, 1997. The pro forma balance sheet is presented to show the financial position of Crescendo following the receipt of $300,000,000 in cash from ALZA, the conversion of 100 shares of Common Stock owned by ALZA into 1,000 shares of Class B Common Stock, and the issuance to ALZA of Crescendo Shares prior to the Distribution.

                                     ASSETS

                                             PRO FORMA          AS ADJUSTED
                                 UNADJUSTED ADJUSTMENTS      AS OF JULY 7, 1997
                                 ---------- ------------     ------------------
Cash ...........................   $1,000   $299,999,000 (a)    $300,000,000
                                   ======   ============        ============
                           STOCKHOLDERS' EQUITY
Common Stock, $1.00 par value
 100 shares authorized, 100
 shares issued and outstanding
 (none as adjusted).............   $  100   $       (100)(b)    $         --
Class A Common Stock, $.01 par
 value 6,000,000 shares
 authorized,     shares to be
 issued and outstanding as
 adjusted.......................       --                (c)
Class B Common Stock, $1.00 par
 value 1,000 shares authorized,
 1,000 shares to be issued and
 outstanding as adjusted........       --          1,000 (b)           1,000
Additional paid-in capital......      900        (      )(c)
                                                    (900)(b)
                                             299,999,000 (a)
                                   ------   ------------        ------------
  Total stockholders' equity....   $1,000   $299,999,000        $300,000,000
                                   ======   ============        ============

--------

(a) To reflect the receipt of the remainder of the $300,000,000 contribution from ALZA.
(b) To reflect the conversion of 100 shares of Common Stock held by ALZA into 1,000 shares of Class B Common Stock.
(c) To reflect the issuance of     Crescendo Shares.

                      NOTE TO PRO FORMA BALANCE SHEET

1. The Development Agreement provides that Crescendo is obligated to reimburse ALZA for the Development Costs of the Identified Products from the date on
   which TDC ceases funding their development (expected to be August    , 1997)
   through October 31, 1997. The total amount for such period is expected to
   total between $    million and $     million. The pro forma balance sheet at
   July 7, 1997 does not reflect any such future liability because no such liability had been incurred as of such date. As of the date of the Distribution, Crescendo will record a charge for its obligations incurred prior to that date.

                                                                      EXHIBIT A

      [LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

August  , 1997

Board of Directors
ALZA Corporation
950 Page Mill Road
Palo Alto, CA 94304

Ladies and Gentlemen:

  You have advised us that ALZA Corporation ("ALZA") intends to distribute (the "Distribution") to its stockholders and the holders (the "Debenture Holders") of ALZA's outstanding 5% convertible subordinated debentures due 2006 (the "5% Debentures") and ALZA's outstanding 5 1/4% zero coupon convertible subordinated debentures due 2014 (the "5 1/4% Debentures" and, together with the 5% Debentures, the "Debentures") shares (the "Crescendo Shares") of Class A Common Stock of Crescendo Pharmaceuticals Corporation ("Crescendo"). The Distribution is described in detail in the prospectus (the "Prospectus"), filed as part of a registration statement on Form S-1 on
 , 1997, which is to be sent to ALZA stockholders and Debenture Holders in connection with the Distribution. You have asked us for our opinion as to whether or not (a) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of ALZA as set forth in the Prospectus, (b) from a financial point of view, the Distribution is fair to the stockholders of ALZA and (c) from a financial point of view, the basis on which Crescendo Shares will be distributed to ALZA's Debenture Holders is fair and appropriate in light of the basis on which holders of the ALZA Common Stock are participating.

  In arriving at the opinion set forth below, we have, among other things:

    1. reviewed the Prospectus including the following items as presented therein: (i) the terms and conditions of the Distribution, (ii) the Distribution Agreement, (iii) the Technology License Agreement, (iv) the Development Agreement, (v) the License Option Agreement and (vi) the Restated Certificate of Incorporation of Crescendo including the Purchase Option;

    2. conducted discussions with members of the senior management of ALZA with respect to the businesses and prospects of ALZA and Crescendo and the strategic objectives of each;

    3. conducted discussions concerning the Distribution with other representatives and advisors of ALZA, including its independent public accountants;

    4. reviewed the financial and other information concerning ALZA (with and without Crescendo) that was publicly available or furnished to us by ALZA, including information provided during discussions with the senior management of ALZA;

    5. reviewed historical trading prices and volume of Common Stock of ALZA ("ALZA Common Stock") and the Debentures;

    6. reviewed the terms and conditions of the Debentures, and the Indentures pursuant to which the Debentures were issued (including those contained in Section 11.10 of the Indenture governing the 5 1/4% Debentures and those contained in Section 14.5(d) of the Indenture governing the 5% Debentures, which both provide that no adjustment to the conversion ratio for the Debentures need be made if the Debenture Holders are to participate in the transaction "on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate" in such transaction); and

    7. reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available (including the information contained in the Prospectus), and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets of liabilities of ALZA (with or without Crescendo) or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of ALZA. With respect to the financial forecast information furnished to or discussed with us by ALZA, we have assumed it has been reasonably prepared and reflects the best currently available estimates and judgment of ALZA's management as to the expected future financial performance of ALZA and Crescendo.

  We have also assumed that: (i) the Distribution will occur as described in the Prospectus, (ii) the Distribution will not be a taxable transaction to ALZA, and (iii) after the Distribution, Crescendo will be accounted for as an entity independent of ALZA.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We note that trading in shares of ALZA Common Stock and the Crescendo Shares for a period following completion of the Distribution may be characterized by a redistribution of the shares of ALZA Common Stock and the Crescendo Shares among existing ALZA stockholders, Debenture Holders and other investors and, accordingly, during such period, the shares of ALZA Common Stock and the Crescendo Shares may trade at prices below those at which they would trade on a fully distributed basis. This opinion does not opine on or give assurances of the price at which the shares of ALZA Common Stock or the Debentures will actually trade after the announcement date of the Distribution or the price at which the Crescendo Shares will actually trade after the Distribution. In addition, this opinion does not address the valuation or future performance of Crescendo as an independent public company following the Distribution. We express no opinion as to whether the funds contributed by ALZA to Crescendo will be adequate to accomplish the objective of successfully developing the intended pharmaceutical products.

  We are acting as financial advisor to ALZA in connection with the Distribution and will receive a fee for our services, which fee is contingent upon the consummation of the Distribution. In addition, ALZA has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to ALZA and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade ALZA Common Stock and the Debentures, and we may, in the future, trade the Crescendo Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of ALZA.

  On the basis of and subject to the foregoing, as of the date hereof, it is our opinion that (a) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of ALZA as set forth in the Prospectus, (b) from a financial point of view, the Distribution is fair to the stockholders of ALZA and (c) from a financial point of view, the basis on which Crescendo Shares will be distributed to ALZA's Debenture Holders is fair and appropriate in light of the basis on which holders of the ALZA Common Stock are participating. Our conclusions are based on information available to us as of the date of this letter.

                                          Very truly yours,

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CRESCENDO. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CRESCENDO OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Summary..................................................................   3
Glossary.................................................................  14
Risk Factors.............................................................  16
The Distribution.........................................................  21
Crescendo Capitalization.................................................  22
Reasons for the Distribution and Effects on ALZA Corporation.............  23
Business of Crescendo....................................................  26
Selected Financial Data..................................................  37
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  38
The Agreements and the Purchase Option...................................  39
Federal Income Tax Considerations........................................  45
Description of Crescendo Capital Stock...................................  47
Transfer Agent and Registrar.............................................  48
Experts..................................................................  48
Legal Matters............................................................  48
Index to Financial Statements............................................ F-1
Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated............ A-1

  UNTIL    , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CRESCENDO CLASS A COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                           CRESCENDO PHARMACEUTICALS
                                  CORPORATION

                                    CLASS A
                                 COMMON STOCK


                                  PROSPECTUS


                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses incurred by ALZA and Crescendo in connection with the distribution of the securities being registered which will be paid by ALZA. All amounts are estimated except the SEC Registration Fee and the Nasdaq National Market Application Fee.

   SEC Registration Fee............................................. $   90,909
   Nasdaq National Market Application Fee...........................       *
   Financial Advisory Fee...........................................  2,500,000
   Blue Sky Qualification Fees and Expenses.........................       *
   Accounting Fees and Expenses.....................................       *
   Legal Fees and Expenses (including Blue Sky).....................       *
   Transfer Agent and Registrar Fees................................     65,000
   Printing and Engraving...........................................     65,000
   Miscellaneous....................................................       *
                                                                     ----------
     Total.......................................................... $     *
                                                                     ==========

--------
* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his or her fiduciary duty as a director, except in the case where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Crescendo's Restated Certificate of Incorporation contains a provision that eliminates directors' personal liability as set forth above.

  Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  In addition, Article 10 of Crescendo's Restated Certificate of Incorporation provides as follows:

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS.

  (A) ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS. No director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except, to the extent provided by applicable law, for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this article shall apply to or have any effect on the liability or alleged liability of any director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

  (B) INDEMNIFICATION AND INSURANCE.

    (1) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), because he or she, or a person of whom he or she is the legal representative, is or was a director or officer of this corporation or is or was serving at the request of this corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by this corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits this corporation to provide broader indemnification rights than that law permitted this corporation to provide before such amendment), against all expense, liability and loss (including attorneys' fees, judgments, penalties, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that this corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of this corporation. Such indemnification shall continue as to a person who has ceased to be a director or officer of this corporation and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by this Section shall be a contract right which may not be retroactively amended and shall include the right to be paid by this corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of the proceeding shall be made only upon delivery to this corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if ultimately it shall be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. This corporation may, by action of its Board of Directors, provide indemnification to employees and agents of this corporation with the same scope and effect as the indemnification of directors and officers.

    (2) RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Paragraph 1 of this
  Section is not paid in full by this corporation within ninety (90) days after a written claim has been received by this corporation, the claimant may at any time thereafter bring suit against this corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for this corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on this corporation. Neither the failure of this corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by this corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

    (3) NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

    (4) INSURANCE. This corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of this corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not this corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Crescendo intends to purchase directors and officers liability insurance which would indemnify the directors and officers of Crescendo against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In July 1997, Crescendo sold 100 shares of Common Stock to ALZA for an aggregate cash purchase price of $1,000 in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. In connection with the Distribution contemplated by the Registration Statement, the 100 shares of Common Stock held by ALZA will be converted into 1,000 shares of Class B Common Stock in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

         3.1 Certificate of Incorporation of Crescendo*
         3.2 Bylaws of Crescendo*
         3.3 Form of Restated Certificate of Incorporation of Crescendo (to be effective prior to the Distribution)
         4.1 Specimen Certificate of Class A Common Stock of Crescendo*
         5.1 Opinion of Heller Ehrman White & McAuliffe as to legality of
             Crescendo Shares**
         8.1 Opinion of Heller Ehrman White & McAuliffe as to tax matters**
        10.1 Form of Technology License Agreement between ALZA and Crescendo*
        10.2 Form of Development Agreement between ALZA and Crescendo*
        10.3 Form of License Option Agreement between ALZA and Crescendo*
        10.4 Form of Services Agreement between ALZA and Crescendo*
        10.5 Form of Distribution Agreement between ALZA and Crescendo*
        10.6 Crescendo Stock Option Plan**
        23.1 Consent of Ernst & Young LLP, Independent Auditors
        23.2 Consent of Heller Ehrman White & McAuliffe (included in Exhibits
             5.1 and 8.1)**
        23.3 Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated**
        23.4 Consent of Dr. Gary L. Neil**
        24.1 Power of Attorney*
        27.1 Financial Data Schedule*

--------

*  Previously filed as an Exhibit to this Registration Statement.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that:

  (1) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 14 above, or otherwise, the Registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred, or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and the Registrant will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Crescendo Pharmaceuticals Corporation has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California on August 19, 1997.

                                          Crescendo Pharmaceuticals
                                           Corporation

                                                /s/ David R. Hoffmann
                                          By: _________________________________

                                             DAVID R. HOFFMANN VICE PRESIDENT,
                                                       FINANCE

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                       CAPACITY               DATE

                                        Director, President
      Dr. James W. Young*                and Chief Executive   August 19, 1997
-------------------------------------    Officer (Principal
         DR. JAMES W. YOUNG              Executive Officer)

                                        Director
         James Butler*                                         August 19, 1997
-------------------------------------
            JAMES BUTLER

                                        Director
      Dr. Samuel R. Saks*                                      August 19, 1997
-------------------------------------
         DR. SAMUEL R. SAKS

        /s/ David R. Hoffmann           Vice President,
-------------------------------------    Finance (Principal    August 19, 1997
          DAVID R. HOFFMANN              Financial and
                                         Accounting Officer)

      /s/ David R. Hoffmann
*By: ___________________________

DAVID R. HOFFMANN (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

    3.1 Certificate of Incorporation of Crescendo*
    3.2 Bylaws of Crescendo*
    3.3 Form of Restated Certificate of Incorporation of Crescendo (to be effective prior to the Distribution)
    4.1 Specimen Certificate of Class A Common Stock of Crescendo*
        Opinion of Heller Ehrman White & McAuliffe as to legality of Crescendo
    5.1 Shares**
    8.1 Opinion of Heller Ehrman White & McAuliffe as to tax matters**
   10.1 Form of Technology License Agreement between ALZA and Crescendo*
   10.2 Form of Development Agreement between ALZA and Crescendo*
   10.3 Form of License Option Agreement between ALZA and Crescendo*
   10.4 Form of Services Agreement between ALZA and Crescendo*
   10.5 Form of Distribution Agreement between ALZA and Crescendo*
   10.6 Crescendo Stock Option Plan**
   23.1 Consent of Ernst & Young LLP, Independent Auditors
   23.2 Consent of Heller Ehrman White & McAuliffe (included in Exhibits 5.1 and 8.1)**
   23.3 Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated**
   23.4 Consent of Dr. Gary L. Neil**
   24.1 Power of Attorney*
   27.1 Financial Data Schedule*

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 * Previously filed as an Exhibit to this Registration Statement.

** To be filed by amendment.